Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

E*TRADE GROUP, INC.,

TTH ACQUISITION CORP.,

MHI ACQUISITION CORP.,

TRADESCAPE CORP.,

TRADESCAPE TECHNOLOGY HOLDINGS INC.

AND

TRADESCAPE MOMEMTUM HOLDINGS INC.

Dated as of April 10, 2002

ARTICLE I	THE TRANSACTION	2

1.1.	The Mergers	2

1.2.	The Effective Time	2

1.3.	Effects of the Mergers	2

1.4.	Effects on Target Company Capital Stock	3

1.5.	Adjustments to Exchange Ratio	3

1.6.	Fractional Shares	3

1.7.	Certificate of Incorporation, By-Laws and Officers and Directors of the Surviving Corporations	4

1.8.	Further Assurances	4

1.9.	Exchange of Certificates	4

1.10.	Distributions With Respect to Unexchanged Shares	4

1.11.	Escrow	4

1.12.	No Further Ownership Rights in Target Company Capital Stock	5

1.13.	Lost, Stolen or Destroyed Certificates	5

1.14.	Withholding Rights	5

1.15.	Transfer of Ownership	5

1.16.	Further Action	5

1.17.	Closing	6

1.18.	Contingent Payment	6

ARTICLE II	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	7

2.1.	General Representations of the Company	7

2.2.	Organization, Standing and Authority; Subsidiaries	9

2.3.	Binding Effect; No Conflicts	10

2.4.	Financial Statements	11

2.5.	Absence of Certain Changes	12

2.6.	Undisclosed Liabilities	12

2.7.	Litigation; Government Proceedings	13

2.8.	Business Restrictions	13

2.9.	Laws and Regulations	13

2.10.	Properties	14

2.11.	Intellectual Property	15

2.12.	Taxes	16

2.13.	Employee Benefit Plans	18

2.14.	Employee Matters	20

2.15.	Interested Party Transactions	21

2.16.	Insurance	21

2.17.	Regulatory Matters	22

2.18.	Material Contracts	22

2.19.	Assets	24

2.20.	Bank Accounts, Letters of Credit and Powers of Attorney	25

2.21.	Brokers’ and Finders’ Fees	25

2.22.	Books and Records	25

2.23.	Representations Complete	25

2.24.	TRK Obligation	26

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF PARENT	26

3.1.	Organization, Standing and Authority	26

3.2.	Capital Structure	26

3.3.	Binding Effect; No Conflicts	27

3.4.	SEC Documents; Financial Statements	27

3.5.	Litigation	28

3.6.	Broker’s and Finders’ Fees	28

3.7.	Operations of the Merger Subs	28

3.8.	Form S-3 Eligibility	28

ARTICLE IV	COVENANTS	28

4.1.	Conduct of Business of the Target Companies and their respective Subsidiaries	28

4.2.	Conduct of Parent	31

4.3.	No Solicitations	31

4.4.	Access to Information; Confidentiality	32

4.5.	Regulatory and Other Approvals	33

4.6.	Notice and Cure	33

4.7.	Fulfillment of Conditions	34

4.8.	Real Property Matters	34

4.9.	Existing Stockholders’ Agreements	34

4.10.	Voting	34

4.11.	Company Consolidations	34

ARTICLE V	ADDITIONAL AGREEMENTS	35

5.1.	Registration Requirements	35

5.2.	Blue Sky Filings	38

5.3.	Resale of Shares of Parent Common Stock	38

5.4.	Parent Right of First Refusal	38

5.5.	Parent Approval of Sales	39

5.6.	Subsequent Transferees	39

5.7.	Operating Committee	39

5.8.	Post-Closing Litigation Assistance	40

5.9.	TRK Post-Closing Matters	40

ARTICLE VI	EMPLOYMENT MATTERS	40

6.1.	Employees; Employee Benefit Matters	40

ARTICLE VII	TAX MATTERS	41

7.1.	Company Covenants	41

7.2.	Post-Closing Tax Covenants; Indemnity	41

ARTICLE VIII	CONDITIONS TO CLOSING	45

8.1.	Conditions to the Obligations of Parent and the Merger Subs	45

8.2.	Conditions to the Obligations of the Company and the Target Companies	47

ARTICLE IX	SURVIVAL; INDEMNIFICATION	49

9.1.	Survival	49

9.2.	Indemnification	49

9.3.	Limitation of Liability; Disposition of Escrow Fund	50

9.4.	Notice of Claims	50

9.5.	Defense of Third Party Claims	50

9.6.	Payment; Set-Off	51

9.7.	Exclusive Remedy	51

ARTICLE X	TERMINATION; EFFECT OF TERMINATION	51

10.1.	Termination	51

10.2.	Effect of Termination	52

ARTICLE XI	FEES AND EXPENSES	52

11.1.	Payment of Expense	52

ARTICLE XII	DEFINITIONS	52

12.1.	Definitions	52

ARTICLE XIII	MISCELLANEOUS	60

13.1.	Press Releases	60

13.2.	Integration	60

13.3.	Assignment and Binding Effect	60

13.4.	Waiver	60

13.5.	Notices	61

13.6.	Amendment	62

13.7.	Governing Law	62

13.8.	Third Party Beneficiaries	62

13.9.	Severability	62

13.10.	Extensions	62

13.11.	Section Headings; Interpretation	62

13.12.	Exhibits; Disclosure Schedule	62

13.13.	Counterparts	62

13.14.	Specific Enforcement	62

MERGER AGREEMENT

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 10, 2002, is being entered into by and among Tradescape Corp., a Delaware corporation (the “Company”), Tradescape Technology Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“TTH”), Tradescape Momentum Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“MHI” and, together with TTH, the “Target Companies,” and each a “Target Company”), E*TRADE Group, Inc., a Delaware corporation (“Parent”), TTH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“TTH Merger Sub”) and MHI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“MHI Merger Sub” and, together with TTH Merger Sub, the “Merger Subs”). Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to them in Section 12.1 of this Agreement.

RECITALS

A.    The Company is a holding company which, through the Target Companies, provides end-to-end electronic trading solutions for retail, professional and institutional traders through its family of direct and indirect Subsidiaries including: Momentum Securities, LLC (“Momentum”), a Subsidiary of MHI, which is a provider of onsite brokerage services for professional traders engaged in high-frequency securities trading, largely for their own accounts; Tradescape Securities, LLC (“TSLLC”), also a subsidiary of MHI, which provides active retail customers the same high-speed direct access trading technologies used by institutional and professional traders, as well as competitive commissions, free Level II quotes and superior customer service; Tradescape Technologies, LLC (“TTLLC”), a subsidiary of TTH which distributes products, including Smart Order Routing TechnologySM (SORT)SM, Electronic Communications PortalSM (ECPSM) technology, which provides access to all major liquidity pools through high-speed market connections, and LightSpeedSM, a next-generation trading platform for professional traders, domestically and internationally through licensing agreements with the other Company Subsidiaries and through third-party arrangements; and Momentum Securities Partners, LLC (“MSPLLC”), a subsidiary of MHI which serves primarily as an asset holding company for Momentum.

B.    On the date of this Agreement and at the Effective Time, respectively, the Company owns and will own, respectively, 100% of the issued and outstanding shares of capital stock of the Target Companies.

C.    As a result of the mergers contemplated by this Agreement, pursuant to the terms and on the conditions contained in this Agreement, each Merger Sub will be merged with and into the Target Company specified in this Agreement, resulting in Parent acquiring 100% of the issued and outstanding shares of capital stock of each Target Company.

D.    The respective Boards of Directors of each of Parent, the Merger Subs, the Company and the Target Companies have determined that the mergers of the Merger Subs with and into the Target Company specified in this Agreement (hereinafter referred to as the “Mergers”) in accordance with the laws of the State of Delaware, and subject to the terms and conditions of this Agreement, are advisable and in the best interests of Parent, each Merger Sub, the Company and each Target Company, as the case may be, and their respective stockholders and have, where appropriate or required, approved this Agreement and the Mergers.

E.    Pursuant to the Mergers, among other things, the outstanding shares of capital stock of each of the Target Companies, as the case may be, shall be converted into the right to receive the consideration specified in this Agreement.

F.    Certain officers and employees of the Company have executed and delivered to Parent, Management Retention Agreements (collectively, the “Management Retention Agreements”) substantially in the form attached hereto as Exhibit A, that by their terms will take effect as of the Effective Time and supersede any and all prior agreements between such individual and its current employer relating to the employment of such individual, which prior agreements shall have no further force or effect.

G.    Parent, each Merger Sub, the Company and each Target Company wish to make certain representations and warranties, covenants and agreements in connection with the Mergers and to set forth the terms and conditions of the Mergers in this Agreement.

H.    For U.S. federal income tax purposes it is intended that the Mergers will qualify as a reorganization under Section 368(a)(1)(C) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement intending to be legally bound do hereby agree as follows:

ARTICLE I

THE TRANSACTION

1.1.    The Mergers.    At the Effective Time (as defined in Section 1.2), upon the terms and subject to the conditions of this Agreement, TTH Merger Sub shall be merged with and into TTH (the “TTH Merger”) and MHI Merger Sub shall be merged with and into MHI (the “MHI Merger”) in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”). TTH shall be the surviving corporation in the TTH Merger (the “TTH Surviving Corporation”) and MHI shall be the surviving corporation in the MHI Merger (the “MHI Surviving Corporation”). As a result of the Mergers, all of the respective outstanding shares of capital stock of the Target Companies and the Merger Subs shall be converted or cancelled in the manner provided in Section 1.4.

1.2.    The Effective Time.    At the Closing (as defined in Section 1.17), a certificate of merger shall be duly prepared and executed by each of the TTH Surviving Corporation and the MHI Surviving Corporation (each a “Certificate of Merger” and together, the “Certificates of Merger”) and thereafter delivered to the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) for filing, as provided in Section 251 of the DGCL, on, or as soon as practicable after, the Closing Date (as defined in Section 1.17). The Mergers shall each become effective at the time (but not prior to the Closing Date) of the filing of the respective Certificate of Merger with the Delaware Secretary of State (the date and time of the filing of the Certificate of Merger for the TTH Merger being referred to as the “TTH Effective Time” and the date and time of the filing of the Certificate of Merger for the MHI Merger being referred to as the “MHI Effective Time” and the TTH Effective Time and the MHI Effective Time are sometimes referred to in this Agreement as the “Effective Time”).

1.3.    Effects of the Mergers.    At the applicable Effective Time, the effects of the Mergers shall be as provided in the applicable provisions of the DGCL.

1.4.    Effects on Target Company Capital Stock.    At the applicable Effective Time, by virtue of the Mergers and without any action on the part of Parent, the Merger Subs, the Target Companies or the Company:

(a)    Capital Stock of the Merger Subs.    Each issued and outstanding share of the common stock, par value $.001 per share, of TTH Merger Sub (“TTH Merger Sub Common Stock”) shall be converted into and become one fully paid and nonassessable share of common stock, par value $.001 per share, of the TTH Surviving Corporation and each issued and outstanding share of the common stock, par value $.001 per share, of MHI Merger Sub (“MHI Merger Sub Common Stock,” and, together with TTH Merger Sub Common Stock, the “Merger Subs Common Stock”) shall be converted into and become one fully paid and nonassessable share of common stock, par value $.001 per share of the MHI Surviving Corporation. Each of the TTH Surviving Corporation and the MHI Surviving Corporation shall by operation of law become a wholly owned subsidiary of Parent. Each stock certificate representing shares of Merger Subs Common Stock shall continue to evidence ownership of such shares of TTH Surviving Corporation or MHI Surviving Corporation common stock, as the case may be, without any further action on the part of any party to this Agreement.

(b)    Cancellation of Treasury Stock and Target Company Capital Stock Owned by Parent and the Merger Subs.    All shares of Target Company Capital Stock that are owned by TTH or MHI as treasury stock and any shares of Target Company Capital Stock owned by Parent or the Merger Subs shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)    Conversion of Target Company Capital Stock.    Each issued and outstanding share of Target Company Capital Stock held by the Company will be converted automatically into the right to receive, upon surrender of the certificates representing such Target Company Capital Stock, (i) a number of shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio and (ii) the non-assignable right to receive the Initial Contingent Amount and the Final Contingent Amount at such times and following the satisfaction or waiver of the conditions set forth in this Agreement, if such amounts are payable. For purposes of this Agreement, the term “Exchange Ratio” means, subject to adjustment in accordance with Section 1.5, the ratio that results from dividing (A) One Hundred Million Dollars ($100,000,000) (the “Initial Consideration”) by (B) the product of (1) the Average Pre-Closing Price of Parent Common Stock and (2) the total number of shares of Target Company Capital Stock then outstanding.

All such shares of Target Company Capital Stock shall no longer be outstanding and shall be cancelled and retired automatically and shall cease to exist, and each holder of a certificate representing any such shares of Target Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive the Exchange Ratio per share of Target Company Capital Stock, upon the surrender of such certificate, without interest and the Initial Contingent Amount and Final Contingent Amount, if any.

1.5.    Adjustments to Exchange Ratio.    The Exchange Ratio shall be appropriately adjusted to reflect the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or such Target Company’s shares of Target Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Target Company Capital Stock occurring after the date of this Agreement and prior to the Effective Time and of any increase in the number of shares of such Target Company Capital Stock outstanding resulting from any failure of the representation and warranty with respect to such Target Company contained in Section 2.2(c) of this Agreement to be correct or any failure of either Target Company to comply with its covenants contained in this Agreement, so as to provide for the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reorganization, recapitalization, like change or increase.

1.6.    Fractional Shares.    No fraction of a share of Parent Common Stock will be issued in the Mergers, but in lieu thereof each of the holders of any shares of any Target Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Average Pre-Closing Price of Parent Common Stock.

1.7.    Certificate of Incorporation, By-Laws and Officers and Directors of the Surviving Corporations.    The certificates of incorporation, as the case may be, of each of the Target Companies as in effect immediately prior to their respective Effective Times, shall be the certificates of incorporation, as the case may be, of the relevant Surviving Corporation until thereafter amended as provided by law and such certificates of incorporation. The by-laws of each Merger Sub as in effect immediately prior to their respective Target Company Effective Times shall be the by-laws of the relevant Surviving Corporation until thereafter amended as provided by law, the certificates of incorporation of the relevant Surviving Corporation and such by-laws. From and after the applicable Effective Time, the directors and officers of each Surviving Corporation shall be as set forth on Exhibit B attached hereto until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with such Surviving Corporation’s certificates of incorporation and by-laws.

1.8.    Further Assurances.    Each party to this Agreement shall execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the other parties hereto to consummate the Mergers, to vest each Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of the applicable Merger Sub and Target Company, to vest the Company with title to the Parent Common Stock it receives and to otherwise effect the purposes of this Agreement.

1.9.    Exchange of Certificates.    At the Effective Time, Parent shall, subject to Section 1.10, 1.11 and the other provisions of this Agreement, direct Parent’s transfer agent to issue to the Company the Parent Common Stock it is entitled to receive pursuant to this Agreement. At the Closing, the Company shall deliver to Parent all share certificates representing TTH Capital Stock and MHI Capital Stock (each a “Certificate”) for cancellation, together with a letter of transmittal with respect to such Certificates in form and substance satisfactory to Parent.

1.10.    Distributions With Respect to Unexchanged Shares.    No dividends or other distributions with respect to shares of Parent Common Stock with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, cash in the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section) with respect to such shares of Parent Common Stock.

1.11.    Escrow.    Notwithstanding the provisions of Article I of this Agreement, Parent will deposit with the Escrow Agent a number of shares of Parent Common Stock equal to the quotient of (a) Twenty Million Dollars ($20,000,000) divided by (b) the Average Pre-Closing Price of Parent Common Stock (the “Escrow Shares”) to be held and disbursed by the Escrow Agent in accordance with the Escrow Agreement. The Company will be deemed, without any action on its part, to have received and deposited with the Escrow Agent pursuant to the Escrow Agreement the Escrow Shares. All shares of Parent Common Stock to be received by the Company in connection with the Mergers, other than the Escrow Shares will be distributed to the Company pursuant to Article I of this Agreement. The Escrow Shares will be represented by a certificate registered in the name of the nominee of the Escrow Agent (with the Company being the beneficial owner of the Escrow Shares). To the extent that any dividend or distribution, or other transaction with respect to the Escrow Shares, results in a liability for Tax, such Tax liability will be that of the Company and not of Parent, TTH Surviving Corporation, MHI Surviving Corporation or any other Subsidiary of Parent. Any and all voting rights with respect to the Escrow Shares will be exercisable by the Company as of the Effective Time. Parent, the Company, the Merger Subs and the Target Companies hereby agree and acknowledge that the Escrow Shares will be treated as transferred to and owned by the Company as of the Effective Time and at all times thereafter for all Tax purposes. The Escrow Shares will be used to satisfy indemnity claims made by Parent pursuant to Section 7.2(e) and Section 9.2(a) of this Agreement.

1.12.    No Further Ownership Rights in Target Company Capital Stock.    All shares of Parent Common Stock issued (and cash in lieu of fractional shares paid pursuant to Section 1.6 and any dividends or other distributions pursuant to Section 1.10) upon the surrender for exchange of shares of Target Company Capital Stock in accordance with the terms of this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Company Capital Stock, and there shall be no further registration of transfers on the records of any Target Company or any Surviving Corporation of any shares of Target Company Capital Stock and the stock ledger of each of TTH and MHI will be closed. If, after the Effective Time, Certificates are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Agreement.

1.13.    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, Parent shall direct its transfer agent to issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock (and cash in lieu of any fractional shares pursuant to Section 1.6) as may be required pursuant to this Agreement; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company, either Surviving Corporation or the transfer agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.14.    Withholding Rights.    Parent, the Merger Subs and each Surviving Corporation shall be entitled to deduct and withhold from any payments made pursuant to this Agreement such amounts as Parent, the Merger Subs or such Surviving Corporation is required to deduct and withhold with respect to any such payment under the Code or any provision of state or local tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company.

1.15.    Transfer of Ownership.    If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance of the shares of Parent Common Stock that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a check in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

1.16.    Further Action.    If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest any Surviving Corporation, as the case may be, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of a Target Company and/or a Merger Sub, as the case may be, the officers and directors of such Surviving Corporation, are fully authorized in the name of and on behalf each of the constituent corporations to the applicable Merger to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.17.    Closing.    The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166 on a date and at a time to be specified by the parties, which shall in no event be later than the fifth business day following the satisfaction or, if permissible, waiver, of the conditions set forth in Article VIII of this Agreement, or on such other date, time and place as the parties may mutually agree (the “Closing Date”). At the Closing there shall be delivered to Parent, the Merger Subs, the Target Companies and the Company the certificates and other documents and instruments required to be delivered under Article VIII of this Agreement.

1.18.    Contingent Payment.

(a)    Initial Contingent Amount.    If the Initial Period Revenue Target is achieved, as soon as reasonably practicable after December 31, 2002, Parent shall deliver a statement of the Initial Period Net Income (the “Initial Period Net Income Statement”) to the Company. Within 60 Business Days after receipt of the Initial Period Net Income Statement, the Company shall, in a written notice to Parent, either accept the Initial Period Net Income Statement or object to the Initial Period Net Income Statement by describing in reasonably specific detail any proposed adjustments to the Initial Period Net Income Statement and the estimated amounts of and reasons for such proposed adjustments. The failure by the Company to object to the Initial Period Net Income Statement within such 60 Business Day period shall be deemed to be an acceptance by the Company of the Initial Period Net Income Statement. If any adjustments to the Initial Period Net Income Statement are proposed by the Company within such 60 Business Day period, the dispute shall be resolved pursuant to the procedures set forth in Section 1.18(d) below. Within 10 Business Days after the later of the acceptance of the Initial Period Net Income Statement by the Company or the resolution of any disputes pursuant to Section 1.18(d) below, as the case may be, Parent shall deliver the Initial Contingent Amount, if any, to the Company.

(b)    Final Contingent Amount.    If the Final Period Revenue Target is achieved, as soon as reasonably practicable after December 31, 2003, Parent shall deliver a statement of the Final Period Net Income (the “Final Period Net Income Statement”) to the Company. Within 60 Business Days after receipt of the Final Period Net Income Statement, the Company shall, in a written notice to Parent, either accept the Final Period Net Income Statement or object to the Final Period Net Income Statement by describing in reasonably specific detail any proposed adjustments to the Final Period Net Income Statement and the estimated amounts of and reasons for such proposed adjustments. The failure by the Company to object to the Final Period Net Income Statement within such 60 Business Day period shall be deemed to be an acceptance by the Company of the Final Period Net Income Statement. If any adjustments to the Final Period Net Income Statement are proposed by the Company within such 60 Business Day period, the dispute shall be resolved pursuant to Section 1.18(d) below. Within 10 Business Days after the later of the acceptance of the Final Period Net Income Statement by the Company or the resolution of any disputes pursuant to Section 1.18(d) below, as the case may be, Parent shall deliver the Final Contingent Amount, if any, to the Company.

(c)    Statement of Target Company Revenues.    If, pursuant to Parent’s calculation of Target Company Revenues the Initial Period Revenue Target and/or the Final Period Revenue Target are not achieved, Parent shall, as soon as reasonably practicable after December 31, 2002 or December 31, 2003, as the case may be, deliver a statement of Target Company Revenues for the period in question (the “Statement of Target Company Revenues”) to the Company. Within 60 Business Days after receipt of the Statement of Target Company Revenues, the Company shall, in a written notice to Parent, either accept the Statement of Target Company Revenues or object to the Statement of Target Company Revenues by describing in reasonably specific detail any proposed adjustments to the Statement of Target Company Revenues and the estimated amounts of and reasons for such proposed adjustments. The failure by the Company to object to the Statement of Target Company Revenues within such 60 Business Day period shall be deemed to be an acceptance by the Company of the Statement of Target Company Revenues. If any adjustments to the Statement of Target Company Revenues are proposed by the Company within such 60 Business Day period, the dispute shall be resolved pursuant to Section 1.18(d) below. If the resolution of any such dispute results in the Initial Period Revenue Target and/or the Final Period Revenue Target being achieved then within 10 Business Days after such resolution, Parent shall deliver the Initial Period Net Income Statement or the Final Period Net Income Statement, as the case may be, to the Company.

(d)    Resolution of Disputes.

(i)    If any adjustments to the Initial Period Net Income Statement, the Final Period Net Income Statement or the Statement of Target Company Revenues, as the case may be, are proposed by the Company, Parent and the Company shall promptly and in good faith attempt to resolve such objections. In the event the dispute is not resolved within 30 days of such written objection, Parent and the Company shall appoint a major independent accounting firm (the “Auditor”) to review the Initial Period Net Income Statement, the Final Period Net Income Statement or the Statement of Target Company Revenues, as the case may be. The review by the Auditor shall be limited to a review of the computations of Net Income or Target Company Revenues, as the case may be, by reference to the procedures and methodologies agreed by Parent and the Company and set forth in the schedules to this Agreement. Parent and the Company shall fully cooperate in connection with the computational review of the preparation of the Initial Period Net Income Statement, the Final Period Net Income Statement and the Statement of Target Company Revenues, as the case may be, provided, however, that in no event shall such review by the Auditor take more than 30 days. The determination of the Auditor shall be final and binding on Parent and the Company.

(ii)    In the event that, after the above review process is complete, it is determined that the Initial Period Net Income Statement, the Final Period Net Income Statement or the Statement of Target Company Revenues, as the case may be, was correct as initially calculated, the Company shall pay the costs of the Auditor. In the event that, after the above review process is completed, it is determined that the Initial Period Net Income Statement, the Final Period Net Income Statement or the Statement of Target Company Revenues, as the case may be, was not correct as initially calculated, Parent shall pay the costs of the Auditor. In any event, the costs and expenses of reviewing the Initial Period Net Income Statement, the Final Period Net Income Statement and the Statement of Target Company Revenues (other than those incurred by the Auditor) shall be borne by the party incurring such costs and expense.

(e)    Earn-Out Covenants.    Until December 31, 2003, unless earlier terminated by their terms, Parent shall and Parent shall cause its Subsidiaries to, comply with the operational covenants with respect to the Target Companies set forth on Schedule 1.18(e).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the schedule to this Agreement provided to Parent by the Company prior to the date of this Agreement (the “Company Disclosure Schedule”) and referring to the representations and warranties in this Agreement, any exception so disclosed to specifically identify the Section of this Agreement to which it relates, including through the use of specific cross-references, the Company represents and warrants, to Parent and the applicable Merger Sub with which that Target Company is being merged pursuant to this Agreement as follows:

2.1.    General Representations of the Company.

(a)    Capacity.    The Company is a corporation, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has all requisite corporate power and authority to enter into this Agreement and the Collateral Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

(b)    Validity and Execution of Agreements.    This Agreement and each of the Collateral Documents to which the Company is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and the other parties hereto or thereto, constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(c)    Ownership of Target Company Capital Stock.    The shares of Target Company Capital Stock listed on Schedule 2.1(c) of the Company Disclosure Schedule next to the applicable Target Company (i) are owned on the date of this Agreement legally, beneficially and of record by the Company; (ii) will be owned legally, beneficially and of record immediately prior to the Closing by the Company, free and clear of any Liens; and (iii) constitute all of the Target Company Capital Stock outstanding. The Company has not granted to any Person any rights (including without limitation proxy rights or options with respect to any shares or units of Target Company Capital Stock) and the Company is not a party to any voting trust or other agreement or understanding with respect to such Target Company Capital Stock.

(d)    No Conflicts.    Neither the execution and delivery of this Agreement nor any of the Collateral Documents to which the Company is a party, nor the performance by the Company of the transactions contemplated hereby or thereby, will (i) violate the certificate of incorporation or by-laws of the Company; (ii) violate or constitute a default, or require notice and/or consent under, any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument, permit, concession, franchise, judgment, order, decree or ruling to which the Company is a party or by which the Company’s assets or properties are bound; (iii) violate any Laws and Regulations applicable to the Company; or (iv) result in the creation of any Lien upon any Target Company Capital Stock.

(e)    Investment Representations.    The Company understands and acknowledges that the shares of Parent Common Stock being issued to the Company pursuant to this Agreement are not registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or any applicable state securities law, and that such shares of Parent Common Stock may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to applicable state securities laws and regulations, and that the shares of Parent Common Stock being issued to the Company pursuant to this Agreement and in connection with the transactions contemplated hereby will bear appropriate legends to that effect.

(f)    Investment Purpose.    The shares of Parent Common Stock being received by the Company pursuant to this Agreement and in connection with the transactions contemplated hereby are being acquired for the Company’s own account, for the purpose of investment and without a view to the distribution or resale of such shares of Parent Common Stock or any interest therein to the public in violation of the Securities Act. The Company has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in shares of Parent Common Stock and is capable of bearing the economic risk of such investment. The Company has been provided, to its satisfaction, the opportunity to ask questions concerning the terms and conditions of the offering and sale of the shares of Parent Common Stock and issuance of the Parent Common Stock pursuant to this Agreement, has had all such questions answered to its satisfaction and has been supplied all additional information deemed necessary by it to verify the accuracy of the information furnished to the Company.

(g)    Government Consents.    Assuming the Company Approvals (as defined in Section 2.3(b)) are made or obtained, the execution, delivery and performance of this Agreement by the Company does not require any consent from, action by or in respect of, or filing with, any court or Governmental Entity (as defined in Section 2.3(c)).

2.2.    Organization, Standing and Authority; Subsidiaries.

(a)    Schedule 2.2(a) of the Company Disclosure Schedule sets forth a true and complete list of the Subsidiaries of each Target Company. Neither Target Company nor any of their respective Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity. Each Target Company and each of its Subsidiaries is a corporation or limited liability company, as the case may be, duly organized or formed, as the case may be, validly existing and in good standing under the laws of its jurisdiction of organization or formation. Each Target Company and each of its Subsidiaries has the corporate or limited liability company power, as the case may be, to own, use and lease its assets and properties and to carry on its business as now being conducted and is duly qualified or licensed as a foreign corporation or limited liability company, as the case may be, to do business and is in good standing in each jurisdiction where the nature of its business or the ownership, leasing or operation of its assets and properties render such qualification, license or good standing necessary, except in such jurisdictions where the failure to be so qualified or licensed as a foreign corporation or limited liability company, as the case may be, and in good standing would not have a Material Adverse Effect on such Target Company or such Subsidiary. Schedule 2.2(a) of the Company Disclosure Schedule lists all of the states or other jurisdictions where each Target Company or any of their respective Subsidiaries are qualified or licensed as a foreign corporation or limited liability company, as the case may be.

(b)    The member interests and other equity interests in each Target Company Subsidiary listed on Schedule 2.2(b) of the Company Disclosure Schedule opposite such Subsidiary’s name (i) are owned on the date of this Agreement legally, beneficially and of record by the Target Company listed thereon; (ii) will be owned legally, beneficially and of record immediately prior to the Closing by such Target Company, free and clear of any Liens; and (iii) except as otherwise listed on Schedule 2.1(c) of the Company Disclosure Schedule with respect to Momentum, constitute all of the member interests, voting and equity securities of each such Subsidiary. Neither the Company, any Target Company nor any of their respective Subsidiaries has granted to any Person any rights (including without limitation proxy rights or options with respect to any member interests or other equity securities, as the case may be, of the Company, either Target Company or any of their respective Subsidiaries) and neither the Company, any Target Company or any of their respective Subsidiaries is a party to any voting trust or other agreement or understanding with respect to such member interests or other equity securities, as the case may be, of any such Target Company or any of their respective Subsidiaries. Neither the Company nor any Target Company has any claim against any of their respective Subsidiaries and the Company does not have any claim against either Target Company, or, in each case, any of its officers, directors or other members, equity security holders or other Person with respect to the issuance of any member interests or other equity securities of any such Target Company or any such Subsidiary, as the case may be.

(c)    Capital Structure.    The capitalization of each Target Company and each of their respective Subsidiaries is set forth on Schedule 2.1(c) of the Company Disclosure Schedule. There are no other authorized or outstanding shares or classes of capital stock, member interests or voting or equity securities carrying voting rights or economic interests with respect to either Target Company or any of their respective Subsidiaries and no outstanding commitments to issue any shares of capital stock, member interests or other voting or equity securities. All outstanding shares or other voting or equity securities, as the case may be, of each Target Company and each of their respective Subsidiaries are duly authorized, validly issued, fully paid, non-assessable and are free and clear of any Liens, and are not subject to preemptive rights or rights of first refusal or any agreement to which the Company, any Target Company or any such Subsidiary is a party or by which it is bound. Except as set forth on Schedule 2.1(c) of the Company Disclosure Schedule, neither Target Company nor any such Subsidiary has authorized or issued, and does not have, any options, warrants, calls, rights, commitments or agreements of any character to which the Target Company or such Subsidiary is a party or by which it is bound obligating the Target Company or any such Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock or any member interests or other voting or equity securities, as the case may be, of such Target Company or any such Subsidiary or obligating the Target Company or any such Subsidiary to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except for this Agreement, there are no contracts, commitments or agreements relating to voting, purchase or sale of any Target Company’s or any of their respective Subsidiaries’ capital stock, member interests, or other voting or equity securities between or among any Target Company or any such Subsidiary and any of their respective stockholders or members, as the case may be. All outstanding shares and other voting or equity securities of each Target Company constituting Target Company Capital Stock and all equity, member or other interests in each Subsidiary of the Target Companies were issued in compliance with all applicable federal and state securities laws.

2.3.    Binding Effect; No Conflicts.

(a)    The Target Companies have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each Target Company. This Agreement has been duly executed and delivered by each Target Company and constitutes the legal, valid and binding obligation of each Target Company, enforceable against it in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)    Assuming the filings and approvals described in clauses (i) through (vi) of Section 2.3(c) (collectively, the “Company Approvals”) are made or obtained (as the case may be), the execution, delivery and performance of this Agreement by the Target Companies does not, and the consummation of the transactions contemplated hereby do not and will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, (i) any provision of the certificate or articles of incorporation, by-laws or any other comparable organizational documents, each as amended, of the Target Companies or any of their respective Subsidiaries; (ii) any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument, permit, concession, franchise, judgment, order, decree or ruling to which either Target Company or any of their respective Subsidiaries is a party or by which either Target Company’s or any of their respective Subsidiaries’ assets or properties are bound; or (iii) any Laws and Regulations applicable to either Target Company or any of their respective Subsidiaries or any of their respective properties or assets.

(c)    No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission, self-regulatory organization (“SRO”) or other regulatory body or other foreign or domestic governmental or quasi-governmental authority or instrumentality, including, without limitation, the Securities and Exchange Commission (the “SEC”), the National Association of Securities Dealers, Inc. or its wholly owned subsidiary NASD Regulation, Inc. (together, the “NASD”) (each of the foregoing, a “Governmental Entity”), is required by or with respect to either Target Company or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement, the performance of either Target Company’s obligations hereunder or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificates of Merger; (ii) such notices, applications, consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities laws or the applicable securities laws or SRO rules and regulations of any foreign country in connection with the Mergers; (iii) the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) the notification requirements of Rule 1017 of the NASD; (v) the consents, approvals, orders, authorizations, registrations, declarations and filings set forth on Schedule 2.3(c) of the Company Disclosure Schedule; and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made would not prevent, or materially alter or delay, any of the transactions contemplated by this Agreement.

2.4.    Financial Statements.

(a)    The Company has furnished to Parent true and complete copies of the following consolidated financial statements of each Target Company and their Subsidiaries (the “Financial Statements”):

(i)    Audited combined financial statements of Momentum and TSLLC as of and for the years ended December 31, 2001 and 2000 (the “Audited Momentum Financial Statements”);

(ii)    Audited separate financial statements of TTLLC as of and for the year ended December 31, 2001 (the “Audited TTLLC Financial Statements” and, together with the Audited Momentum Financial Statements, the “Audited Financial Statements”);

(iii)    Unaudited combined financial statements, including balance sheets of Momentum, TSLLC and TTLLC (pro forma) as of and for the eleven months ended November 30, 2001;

(iv)    Unaudited combined financial statements, including balance sheets, of Momentum, TSLLC and TTLLC (pro forma) as of and for the two months ended February 28, 2002 (the “Unaudited Financial Statements”);

(v)    Audited separate financial statements of Momentum for calendar years 1999, 2000 and 2001; and

(vi)    Audited separate financial statements of TSLLC for the 15 month period ended December 31, 2001.

(b)    The Financial Statements were prepared in accordance with GAAP applied on a basis consistent with that of preceding accounting periods except that the unaudited Financial Statements do not include notes and are subject to normal year-end adjustments. All of the Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company and its Subsidiaries and (ii) fairly present in all material respects the financial condition of each company represented in such statements as of the respective dates thereof.

2.5.    Absence of Certain Changes.    Since December 31, 2001, each Target Company and their respective Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and there has not occurred: (i) a Material Adverse Effect with respect to either Target Company or any of their respective Subsidiaries; (ii) any acquisition, sale or transfer of any asset or property of either Target Company or any of their respective Subsidiaries, other than in the ordinary course of business and consistent with past practice or any impairment, damage, destruction, loss or claim not covered by insurance, or condemnation or other taking adversely in any respect either Target Company’s or any of their respective Subsidiaries’ assets; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by either Target Company or any of their respective Subsidiaries or any revaluation by either Target Company or any of their respective Subsidiaries of any of its or their respective Subsidiaries’ assets; (iv) any election with respect to Taxes or changes in Tax accounting methods; (v) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares or member interests, as the case may be, of either Target Company or any of their respective Subsidiaries, or any direct or indirect redemption, purchase or other acquisition by the Target Company or any of their respective Subsidiaries of any of its shares of capital stock, any member interests or other voting or equity securities, as the case may be; (vi) any contract entered into by either Target Company or any of their respective Subsidiaries, other than in the ordinary course of business and as made available to Parent, or any amendment or termination of, or default under, any contract to which either Target Company or any of their respective Subsidiaries is a party or by which it or any of its respective assets or properties is bound; (vii) any amendment or change to the articles or certificate of incorporation or bylaws or other comparable organizational documents of either Target Company or any of their respective Subsidiaries; (viii) any increase in or modification of the compensation or benefits payable or to become payable by either Target Company or any of their respective Subsidiaries to any of their respective directors, officers or employees, other than (in the case of non-executive officer employees) in the ordinary course of business consistent with past practice; (ix) any change in the risk management and hedging policies, procedures or practices of either Target Company or any of their respective Subsidiaries, or any failure to comply with such policies, procedures and practices; or (x) any negotiation or agreement by either Target Company or any of their respective Subsidiaries to do any of the things described in the preceding clauses (i) through (ix) (other than negotiations with Parent and its Representatives regarding the transactions contemplated by this Agreement).

2.6.    Undisclosed Liabilities.    There are no Liabilities against, relating to or affecting the Target Companies, any of their respective Subsidiaries or any of their respective assets and properties other than (i) those reflected or reserved against on the Audited Financial Statements, or (ii) those incurred in the ordinary course of business consistent with past practice since the date of the last balance sheets for the applicable Target Company included in the Audited Financial Statements and which have not had nor could be reasonably expected to have a Material Adverse Effect on either Target Company or any of their respective Subsidiaries.

2.7.    Litigation; Government Proceedings.

(a)    Except as set forth on Schedule 2.7 of the Company Disclosure Schedule, there are no private or governmental actions, suits, proceedings, arbitrations, claims, inquiries, examinations, inspections or investigations pending by or before any Governmental Entity, agency, SRO, court or tribunal, foreign or domestic or, to the knowledge of the Company and the Target Companies, threatened against either Target Company or any of their respective Subsidiaries or any of their respective properties or assets or any of their respective officers or directors (in their capacities as such). There are no judgments, decrees or orders against either Target Company or any of their respective Subsidiaries, or any of their respective directors or officers (in their capacities as such). Neither Target Company nor any of their respective Subsidiaries is the plaintiff in any such material proceeding and neither Target Company nor any of their respective Subsidiaries is contemplating commencing legal action against any other Person.

(b)    Except as set forth on Schedule 2.7(b) of the Company Disclosure Schedule, during the past ten years, none of the Company, the Target Companies or any of their respective Subsidiaries have been the subject of any governmental proceeding, or material investigation or inquiry involving any Governmental Entity including, without limitation, the SEC, the NASD, or any other federal or state regulatory authority having jurisdiction over the business activities of the Company, the Target Companies or any of their respective Subsidiaries. None of the Company, the Target Companies, or any of their respective Subsidiaries have been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining, or otherwise limiting any of their participation in, the following activities: (i) acting as an investment adviser, underwriter, broker or dealer in securities, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws.

2.8.    Business Restrictions.    There is no agreement, judgment, injunction, order, ruling or decree binding upon or, to the knowledge of the Company and the Target Companies, threatened with respect to either Target Company or any of their respective Subsidiaries which has or will have the effect of prohibiting or impairing the current business practices of either Target Company or any of their respective Subsidiaries, the acquisition of property or assets by either Target Company or any of their respective Subsidiaries or the conduct of business by either Target Company or any of their respective Subsidiaries as currently conducted or the properties or assets used in their respective businesses or as currently proposed to be conducted by either Target Company or any of their respective Subsidiaries. Neither Target Company currently engages in any activities other than holding member interests or other equity securities of their respective Subsidiaries in each case as set forth on Schedule 2.2(b) of the Company Disclosure Schedule.

2.9.    Laws and Regulations.

(a)    Except as set forth on Schedule 2.9(a) of the Company Disclosure Schedule, each Target Company and each of their respective Subsidiaries has complied in all material respects with all applicable Laws and Regulations, and is not in violation in any material respect of, and has not received any notices of violation with respect to, any Laws and Regulations in connection with the conduct of its business or the ownership or operation of its business, assets and properties.

(b)    Each Target Company and each of their respective Subsidiaries has obtained and currently holds all licenses, permits, certificates, franchises and other authorizations (collectively the “Authorizations”) necessary for the ownership or use of its assets and properties and the conduct of its business. Each Target Company and each of their respective Subsidiaries has complied in all material respects with, and is not in violation in any material respect of, any Authorization.

(c)    Schedule 2.9(c) of the Company Disclosure Schedule sets forth a description of each Governmental Order applicable to the Company, either Target Company or any of their respective Subsidiaries and no such Governmental Order has had or to the knowledge of the Company would have a Material Adverse Effect on the Company, either Target Company or any of their respective Subsidiaries.

2.10.    Properties.

(a)    Schedule 2.10(a) of the Company Disclosure Schedule contains a true, complete and correct list (designating the relevant owners, lessors, sublessors, sublessees and lessees, as applicable) of (i) all real property and improvements owned, leased or subleased by each Target Company and its Subsidiaries or otherwise made available for their use, including pursuant to facilities and services agreements or otherwise; (ii) all real and personal property, leases, subleases, occupancy, or other similar agreements to which any Target Company or Subsidiary is a party (the “Leases”); and (iii) all material equipment, fixtures, and other personal property owned, leased, subleased or managed by or otherwise made available for use to either Target Company and any of their respective Subsidiaries. A copy of all Leases and deeds of either Target Company and any of their respective Subsidiaries have been delivered or otherwise made available to Parent by the Company.

(b)    With respect to real property leased by each Target Company and their Subsidiaries or otherwise made available to each Target Company or their respective Subsidiaries for their use, such Target Company and their respective Subsidiaries have the right to quiet enjoyment of such real property for the full term of each Lease (and any renewal option related thereto), and the leasehold or other interest of each Target Company or their respective Subsidiaries in such real property is not subject or subordinate to any Lien (or if subordinate, a non-disturbance agreement has been obtained by the Target Company or their respective Subsidiaries from the holder of the Lien). Each Target Company and their respective Subsidiaries are in compliance with all material terms of each Lease, if any, and, to the knowledge of the Company and their respective Subsidiaries, the other party or parties thereto are not in default of its or their obligations thereunder nor does any such party have the right to terminate prior to its scheduled expiration the term of any Lease.

(c)    Neither the whole nor any part of any real property leased, used or occupied by each Target Company or their respective Subsidiaries is subject to any pending suit for condemnation or other taking by any public authority, or any other matter materially or adversely affecting the current use, occupancy or value thereof and, to the knowledge of the Company, no such condemnation, taking or other matter is currently threatened or contemplated. The properties leased or subleased by each Target Company and their respective Subsidiaries are sufficient to conduct the operations of such Target Company and their respective Subsidiaries as currently conducted, and the foregoing personal properties are in sound operating condition and repair, normal wear and tear excepted. There has not been any interruption of the operations of the Target Company or their respective Subsidiaries due to inadequate maintenance of any such properties.

(d)    Each Target Company and its respective Subsidiaries have good and marketable fee or leasehold title to all of their respective assets and properties, in each case free and clear of any Lien. Each Target Company and their respective Subsidiaries have all necessary assets, equipment and properties to engage in the business as currently conducted by each Target Company and their respective Subsidiaries.

(e)    All real property listed on Schedule 2.10(a) of the Company Disclosure Schedule complies in all material respects with all Laws and Regulations applicable to the operations of each Target Company and its Subsidiaries or their use or occupancy of such real property; and none of the Target Companies or their Subsidiaries have received notice of any violation of any such Laws or Regulations.

(f)    Other than lessee and sublessees disclosed on Schedule 2.10(a) of the Company Disclosure Schedule no other party or parties have the right to use or occupy all or any portion of the real property set forth on Schedule 2.10(a) of the Company Disclosure Schedule.

(g)    Neither of the Target Companies nor any of their respective Subsidiaries have assigned, transferred, conveyed, mortgaged, deeded in trust, or otherwise encumbered any interest in real property set forth on Schedule 2.10(a) of the Company Disclosure Schedule.

2.11.    Intellectual Property.

(a)    Schedule 2.11(a) of the Company Disclosure Schedule sets forth a list of all Intellectual Property owned by either Target Company or any of their respective Subsidiaries (other than trade secrets, know-how and goodwill attendant to the Intellectual Property and other intellectual property rights not reducible to schedule form). The Target Companies and/or their respective Subsidiaries have all right, title and interest in all such Intellectual Property, free and clear of all claims and/or rights of other Persons, and all such Intellectual Property is valid and in good standing.

(b)    Schedule 2.11(b) of the Company Disclosure Schedule sets forth a list of all Intellectual Property licensed from third parties by either Target Company or any of their respective Subsidiaries. The Target Companies and/or their respective Subsidiaries have a valid and binding license to use all such Intellectual Property, free and clear of all claims and/or rights of other Persons, and all such Intellectual Property is valid and in good standing.

(c)    Except for the Intellectual Property listed on Schedule 2.11(a) and Schedule 2.12(b) of the Company Disclosure Schedule, and trade secrets, know-how and goodwill attendant to such Intellectual Property and other intellectual property rights not reducible to schedule form, no other Intellectual Property is used or is proposed to be used by either Target Company or any of their respective Subsidiaries in their respective businesses as currently conducted or as currently proposed to be conducted nor is any other Intellectual Property necessary for the conduct of such business.

(d)    Each Target Company and its respective Subsidiaries have taken all reasonable precautions to protect the secrecy, confidentiality and value of all know-how included in the Intellectual Property.

(e)    Neither of the Target Companies nor any of their respective Subsidiaries have (i) licensed any of their Intellectual Property in source code form to any party; (ii) entered into any exclusive agreements relating to their Intellectual Property; or (iii) entered into any arrangements or agreements that could cause an encumbrance or impairment of their Intellectual Property rights.

(f)    The Intellectual Property of the Target Companies and their respective Subsidiaries does not infringe, and is not based on a misappropriation of, any Intellectual Property of any other Person. No proceeding charging either Target Company or any of their respective Subsidiaries with, or an allegation of, infringement or misappropriation of the Intellectual Property has been filed or, to the knowledge of the Company, is threatened to be filed, by any Person. Neither of the Target Companies nor any of their respective Subsidiaries are making any unauthorized use of any confidential information or trade secrets of any other Person in connection with the conduct of their business.

(g)    Neither of the Target Companies nor any of their respective Subsidiaries have received any opinion of counsel (outside or inside) relating to the patentability, infringement, validity or enforceability of any Intellectual Property.

(h)    There is and has been no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of either Target Company or any of their respective Subsidiaries, or any Intellectual Property of any third party to the extent licensed by or through either Target Company or any of their respective Subsidiaries, by any third party, including any employee or former employee of either Target Company or any of their respective Subsidiaries.

(i)    Each Target Company’s and its respective Subsidiaries’ rights in and to their Intellectual Property are freely transferable and assignable, and no approval or consent of any Person is needed so that the interest of the Merger Subs in the Intellectual Property shall continue to be in full force and effect and enforceable by the Merger Subs following the transactions contemplated by this Agreement.

(j)    Neither of the Target Companies or any of their respective Subsidiaries is, nor will any of them be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to any of its Intellectual Property or the Intellectual Property of a third party.

(k)    Each Target Company and its respective Subsidiaries has secured valid written assignments, from all consultants and employees who contributed to the creation or development of Intellectual Property, of the rights to such contributions that such Target Company or Subsidiary does not already own by operation of law and each Target Company and their respective Subsidiaries have obtained waivers of any moral rights existing in such contributions.

(l)    Each Target Company and their respective Subsidiaries have taken reasonable steps consistent with prevailing industry practice to protect and preserve the confidentiality of all of their Intellectual Property not otherwise protected by patents or copyrights (“Confidential Information”). All use, disclosure or appropriation of Confidential Information owned by either of the Target Companies or any of their respective Subsidiaries by or to a third party has been pursuant to the terms of a written agreement between such Target Company or Subsidiary and such third party. All use, disclosure or appropriation by each Target Company and their respective Subsidiaries of Confidential Information not owned by such Target Company or such Subsidiary has been pursuant to and in accordance with the terms of a written agreement between such Target Company or Subsidiary and the owner of such Confidential Information, or is otherwise lawful.

2.12.    Taxes.

(a)    Each of the Company and its Subsidiaries has timely filed all Tax Returns required to be filed and all such Tax Returns were true, correct and complete in all material respects. All material Taxes owed by any of the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid within the time and in the manner prescribed by law. Except as set forth on Schedule 2.12(a) of the Company Disclosure Schedule, none of the Company or its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens or security interests on any of the assets of any of the Company and its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(b)    Each of the Company and its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)    Neither the Company nor a director or officer (or employee responsible for Tax matters) of any of the Company and its Subsidiaries expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax liability of any of the Company and its Subsidiaries either (i) claimed or raised by any authority in writing or (ii) as to which any of the Company and the directors and officers (and employees responsible for Tax matters) of the Company and its Subsidiaries has knowledge. Schedule 2.12(c) of the Company Disclosure Schedule lists all jurisdiction in which Tax Returns are filed with respect to any of the Company and its Subsidiaries and indicates those Tax Returns that have been audited or that are currently the subject of audit. The Company has delivered or otherwise made available to the Parent correct and complete copies of all income and franchise Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries (and their predecessors) since January 1, 1998.

(d)    Schedule 2.12(d) of the Company Disclosure Schedule accurately sets forth, as of December 31, 2001, the tax basis of the Company in the shares of the Target Companies, and the tax basis and capital account of each Target Company and its Subsidiaries.

(e)    No power of attorney currently in force has been granted by the Company or any of its Subsidiaries with respect to any Tax matter.

(f)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g)    Neither the Company nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Code Section 481(a) by reason of a change in accounting method. Each of the Company and its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Code Section 6662 (or its equivalent under state or local law). Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or Tax indemnity agreement. Except as set forth on Schedule 2.12(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group within the meaning of Code Section 1504, or any similar provision of state or local law, filing a consolidated tax return (other than an affiliated group the common parent of which is the Company), or (ii) has any liability for Taxes of any Person (other than any of the Target Companies and their Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state or local law), as a transferee or successor, by contract, or otherwise.

(h)    None of the Company and its Subsidiaries has a material item of income or gain reported for financial reporting purposes in a pre-Closing period which is required to be included in taxable income for a post-Closing period. None of the Company and its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 162(m) or Code Section 280G.

(i)    Schedule 2.12(i) of the Company Disclosure Schedule sets forth a list of all Tax rulings and closing agreements applied for, received or entered into by the Company and its Subsidiaries the existence, approval or denial of which may adversely affect the Company or any of its Subsidiaries after the Closing Date.

(j)    The Company and its Subsidiaries have established (and, until the Closing Date will maintain) on their respective books and records accruals adequate to pay all Taxes not yet due and payable in accordance with generally accepted accounting principles.

(k)    Each of the Company’s Subsidiaries which is a partnership, joint venture or limited liability company has since its formation and continues to be treated for federal, state and local income tax purposes as a partnership or as an entity that is disregarded for tax purposes and not as an association taxable as a corporation or a publicly traded partnership.

2.13.    Employee Benefit Plans.

(a)    Schedule 2.13(a) of the Company Disclosure Schedule lists, with respect to the Company, each Subsidiary of the Company and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (a “Company ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, (i) all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), maintained by, contributed to, or sponsored by the Company or any Company ERISA Affiliate, (ii) any other supplemental retirement, severance, sabbatical, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements maintained by, contributed to, or sponsored by the Company or any Company ERISA Affiliate, (iii) all other bonus, pension, profit sharing, savings, deferred compensation, equity-based compensation or incentive plans, programs or arrangements maintained by, contributed to, or sponsored by the Company or any Company ERISA Affiliate, (iv) other fringe or employee benefit plans, programs or arrangements that apply to employees or former employees of the Company or any Company ERISA Affiliate, and (v) any current or former employment or executive compensation or severance agreements (including, without limitation, any agreement providing for salary reductions), written or otherwise, of the Company or any Company ERISA Affiliate, or relating to, any present or former employee, consultant or director of the Company or any of its Subsidiaries (together, the “Company Employee Plans”).

(b)    The Company has provided or made available to Parent a copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions, amendments and other authorizing documents, and any material employee communications relating thereto, if applicable) and has, with respect to each of the Company Employee Plans which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports, financial statements and actuarial reports filed for the last three plan years. Any of the Company Employee Plans intended to be qualified under Section 401(a) of the Code has obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code (which has not been revoked, modified or limited). The Company has also furnished Parent with a copy of the most recent Internal Revenue Service determination letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to adversely affect the tax-qualified status of any of the Company Employee Plans subject to Code Section 401(a).

(c)    Each of the Company Employee Plans is, and its administration (including without limitation, with respect to reporting and disclosure) is and has been, in compliance with its terms and with ERISA, the Code (including, without limitation, all tax rules compliance with which is required for any intended favorable tax treatment is intended) and any and all other applicable law.

(d)    All contributions, premiums and other payments required by law or otherwise to have been made under any Company Employee Plan have been made; and any and all contributions, premiums and other payments with respect to compensation or service before and through the Closing, or otherwise with respect to periods before and through the Closing, due from any of the Company or its affiliates to, under or on account of each Company Employee Plan sponsored solely by a Target Company shall have been paid prior to Closing.

(e)    Neither the Company nor any Company ERISA Affiliate currently sponsors, contributes to, maintains or has any liability (whether contingent or otherwise) under (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or (ii) an employee benefit plan that is or was subject to Part 3 of Subtitle B of Title I of ERISA, or Section 412 of the Code, or Title IV of ERISA, nor have any of them ever done so.

(f)    With respect to each Company Employee Plan, the Company and each of its Subsidiaries have complied (except to the extent that any such failure to comply would not, in the aggregate, have a Material Adverse Effect on the Company or any of its Subsidiaries) with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996.

(g)    There is no suit, action, dispute, claim, arbitration or legal, administrative or other proceeding or governmental investigation pending, or threatened, alleging any breach of the terms of Company Employee Plan or of any fiduciary duties thereunder or violation of any applicable law with respect to any such plan.

(h)    None of the Company or any Subsidiary, or any “party in interest” (as defined in Section 3(14) of ERISA) or any “disqualified person” (as defined in Section 4975 of the Code) with respect to any such plan, has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.

(i)    (A) No Company Employee Plan that is a “welfare benefit plan” as defined in Section 3(1) of ERISA provides for continuing benefits or coverage for any participant or beneficiary or covered dependent of a participant after such participant’s termination of employment, except to the extent required by law; (B) there has been no violation of Section 4980B of the Code or Sections 601 through 608 of ERISA with respect to any such plan that could result in any material liability; (C) no such plans are “multiple employer welfare arrangements” within the meaning of Section 3(40) of ERISA; (D) all Company Employee Plans which provide medical, dental health or long-term disability benefits are fully insured and claims with respect to any participant or covered dependent under such Company Employee Plan could not result in any uninsured liability to the Company, any Subsidiary or Parent.

(j)    Neither the Company nor any Subsidiary has agreed or otherwise committed to, whether in writing or otherwise, to increase or improve the compensation, benefits or terms and conditions of employment or service of any director, officer, employee or consultant.

(k)    The Company and each Subsidiary has properly classified for all purposes (including, without limitation, for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) all employees, leased employees, consultants and independent contractors.

(l)    On and after the Closing, no Company Employee Plan in which the Company or any Subsidiary participates after Closing shall cover or otherwise benefit any individuals other than current or former employees of the Company and its Subsidiaries (and their dependents and beneficiaries), and neither Parent nor any affiliate thereof (including the Target Companies and the Merger Subs) shall have any liability or obligations under or in connection with any Company equity plan (including, without limitation, the Tradescape Technologies Holdings 2000 Stock Incentive Plan and the Tradescape Corp. 2001 Stock Incentive Plan), or with respect to any grant or award under any such plan.

(m)    The Company does not (A) maintain any “group trust” within the meaning of Revenue Ruling 81-100, collective investment funds or similar account, on behalf of any “employee benefit plan” as defined in Section 3(3) of ERISA or “plan” as defined in Section 4975 of the Code (or any person acting on behalf of such “employee benefit plan” or “plan”), (B) sponsor any master or prototype plans or individual retirement accounts, or (C) have any prohibited transaction individual exemptions from the U.S. Department of Labor.

Without limiting any other provision of this Section 2.13, no event has occurred and no condition exists, with respect to any employee benefit plan that has subjected or could subject the Company or any Subsidiary, or any Company Employee Plan or any successor thereto, to any tax, fine, penalty or other liability. No event has occurred and no condition exists, with respect to any Company Employee Plan that could subject Parent or any of its affiliates, or any employee benefit plan maintained by Parent or any affiliate thereof, to any tax, fine, penalty or other liability, that would not have been incurred by Parent or any of its affiliates, or any such plan, but for the transactions contemplated hereby. No Company Employee Plan is or will be directly or indirectly binding on Parent by virtue of the transactions contemplated hereby. Parent, and its affiliates, including on and after the Closing, the Company and any Subsidiary, shall have no liability for, under, with respect to or otherwise in connection with any employee benefit plan, which liability arises under ERISA or the Code, by virtue of the Company or any Subsidiary being aggregated, with any other person in a controlled group or affiliated service group for purposes of ERISA or the Code at any relevant time prior to the Closing. No Company Employee Plan exists which could result in the payment of money or any other property or rights, or accelerate or provide any other rights or benefits, to any current or former employee of the Company or any Subsidiary (or other current or former service provider thereto) that would not have been required but for the transactions provided for herein, and none of the Company or any Subsidiary, nor any of their respective affiliates, is a party to any plan, program, agreement, arrangement, practice, policy or understanding that would result, separately or in the aggregate, in the payment (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee of, or current or former independent contractor to, any of the Company or any Subsidiary. None of the Company or any Subsidiary maintains any Plan which provides severance benefits to current or former employees or other service providers. Each Company Employee Plan may be amended and terminated in accordance with its terms, and, each such Plan provides for the unrestricted right of the Company or any Subsidiary (as applicable) to amend or terminate such Plan. Neither the Company, any Subsidiary or Parent will have any liability under the Workers Adjustment and Retraining Notification Act, as amended, with respect to any events occurring or conditions existing on or prior to Closing.

2.14.    Employee Matters.    Each Target Company and their respective Subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, affirmative action, terms and conditions of employment, wages, hours and occupational safety and health, workers’ compensation and employment practices, and are not engaged in any unfair labor practice. The Company, each Target Company and each of their respective Subsidiaries (a) have withheld all material amounts required by law or by agreement to be withheld from the wages, salaries and other payments to employees, leased employees, consultants and independent contractors; (b) are not liable for any material arrears of wages or any material Taxes or any material penalty for failure to comply with any of the foregoing; and (c) have made all appropriate filings in connection with services provided by such Persons to the Company and any Subsidiary. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than ordinary course payments to be made consistent with past practice). There are no pending claims against either Target Company or any of their respective Subsidiaries under any workers compensation plan or policy or for long-term disability other than routine claims for benefits. There are no controversies pending or, to the knowledge of the Company, threatened between a Target Company or any of their respective Subsidiaries, on the one hand, and any of their respective employees or former employees, on the other hand, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic. Neither Target Company nor any of their respective Subsidiaries is a party to any collective bargaining agreement or other labor union contract; nor does the Company know of any activities or proceedings of any labor union to organize any such employees. To the knowledge of the Company, the Target Companies and their Subsidiaries, no employees of the Target Companies or their Subsidiaries are in violation in any respect of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Target Companies or their Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Target Companies or their Subsidiaries or to the use of trade secrets or proprietary information of others. Neither the Target Companies nor their Subsidiaries have any employment agreement with any of their respective officers or other employees. As of the date hereof, no employees (other than clerical or solely administrative employees) of the Target Companies or their Subsidiaries have given notice to the Target Companies or their Subsidiaries, nor are the Company, Target Companies or their Subsidiaries otherwise aware, that any such employee intends to terminate his or her employment with the Target Companies or their Subsidiaries. Schedule 2.14 of the Company Disclosure Schedule sets forth a true and correct list of all full and part-time employees of the Target Companies and their Subsidiaries, including the position held by such employee, the date such employee was hired, and the total compensation, including any bonuses (including, without limitation, incentive schemes and benefits) received by such employee per annum.

2.15.    Interested Party Transactions.    Except for transactions for compensation of employees, every transaction between the Target Companies and their Subsidiaries and any of their “Affiliates” or their “Associates” (as such terms are defined in the rules and regulations of the SEC), which is currently in effect or was consummated since the inception of the Target Companies and their Subsidiaries and which involved the payment, or receipt, of money, benefits or other compensation is set forth on Schedule 2.15 of the Company Disclosure Schedule. Schedule 2.15 of the Company Disclosure Schedule also lists any business arrangement, relationship or transaction (including, without limitation, any loan) between the Target Companies or their Subsidiaries and any stockholder, director or officer of the Target Companies or their Subsidiaries or between the Target Companies or their Subsidiaries and any company, partnership, business trust, association or similar organization in which a stockholder, director or officer of the Target Companies or their Subsidiaries has a controlling interest (each stockholder, director and officer and any entity controlled by such person referred to as a “Company Regulatory Affiliate”). For purposes of determining who is a Company Regulatory Affiliate, control means the power to vote twenty-five percent (25%) or more of any class of voting securities or other evidence of ownership interests in such corporation, partnership, business trust, association or similar organization, or the control of the election of a majority of the directors or trustees (or individuals holding similar positions) of such other entity.

2.16.    Insurance.    The Company previously has delivered or otherwise made available to Parent a complete and accurate list of all liability, property, workers’ compensation, directors’ and officers’ liability, “key man” life and other insurance policies in effect that are owned by either Target Company or any of their respective Subsidiaries, or under which either Target Company or any of their respective Subsidiaries is a named insured. Except as set forth on Schedule 2.16 of the Company Disclosure Schedule, there is no claim pending under any such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and each Target Company and their respective Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds and such policies and bonds and the coverages thereunder are in full force and effect. The Company has no knowledge of any threatened termination of, or premium increase with respect to, any of such policies.

2.17.    Regulatory Matters.

(a)    Neither Target Company nor any of their Subsidiaries is subject to registration as an investment company under the 1940 Act, or similar laws of any foreign Governmental Entity. Each Target Company and their Subsidiaries and each of its employees, agents, associated persons or contractors who are required to be registered as a broker-dealer, investment adviser, a registered representative or other applicable regulatory category with the SEC, the securities commission of any state or foreign jurisdiction or any SRO are duly registered as such and such registrations are in full force and effect. All material federal, state and foreign registration requirements have been complied with and such registrations as currently filed, and all periodic reports required to be filed with respect thereto, are accurate and complete in all material respects.

(b)    The Company is not aware of any facts or circumstances that would (i) cause the NASD not to approve the transfer of control and ownership of the Target Companies from the Company to Parent; (ii) cause the NASD or any federal or state regulatory agency or other Governmental Entity or SRO to revoke or restrict a Target Company’s Authorizations to operate as a broker-dealer after the change in ownership and control of the Target Companies contemplated by this Agreement.

(c)    Neither Target Company nor any of their Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board or member resolutions at the request or suggestion of, any regulatory authority or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management, its trading privileges or its business (each, a “Regulatory Agreement”), nor has either Target Company or any of their Subsidiaries been advised in any other manner by any regulatory authority or Governmental Entity that it is considering issuing or requesting such a Regulatory Agreement nor is there any pending or, to the knowledge of the Company and Target Company or any of their Subsidiaries, threatened regulatory investigation. None of the Target Company, any of its Subsidiaries or any of their respective associated persons (as defined in Section 3(a)(21) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) has been convicted within the past ten years of any felony or misdemeanor described in Section 15(b)(4) of the 1934 Act, or is, by reason of any misconduct, permanently or temporarily enjoined from acting in the capacities, or engaging in the activities, described in Section 15(b)(4)(C) of the 1934 Act.

2.18.    Material Contracts.

(a)    Neither Target Company nor any of their respective Subsidiaries is a party to or bound by any of the following (collectively, the “Target Company Material Contracts”):

(i)    any contract or agreement entered into other than in the ordinary course of business consistent with past practice for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

(ii)    any contract or agreement for the purchase of materials, supplies, equipment or services in excess of $75,000 which cannot be cancelled by either Target Company or any of their respective Subsidiaries without penalty or further payment and without more than 45 days’ notice;

(iii)    any contract, agreement or instrument in excess of $75,000 that expires or may be renewed at the option of any Person other than either Target Company or any of their respective Subsidiaries so as to expire more than one year after the date of this Agreement;

(iv)    any employment contract or other arrangement with employees, management contracts and contracts with independent contractors or consultants (or similar arrangements) which, in any case, is not cancelable without penalty or further payment and without more than 30 days’ notice;

(v)    any trust indenture, mortgage, promissory note, loan agreement or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where any Target Company or any of their respective Subsidiaries is a lender, borrower or guarantor;

(vi)    any contracts and agreements with any Governmental Entity;

(vii)    any contract or agreement for capital expenditures in excess of $75,000;

(viii)    any contract or agreement limiting the freedom of either Target Company or any of their respective Subsidiaries or any of their respective employees to engage in any line of business or to compete with any other Person, or under the constitution, laws, rules or regulations of any SRO, or any confidentiality, secrecy or non-disclosure contract or agreement;

(ix)    any contract or agreement in excess of $75,000 pursuant to which either Target Company or any of their respective Subsidiaries is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(x)    any contract or agreement with any Person with whom either Target Company or any of their respective Subsidiaries does not deal at arm’s length;

(xi)    any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of operating a broker-dealer business;

(xii)    any material agreement which would be terminable other than by a Target Company or its respective Subsidiaries as a result of the consummation of the transactions contemplated by this Agreement;

(xiii)    any alliance, cooperation, joint venture, stockholders’ partnership or similar agreement;

(xiv)    any broker, distributor, dealer, agency, sales promotion, market research, market consulting or advertising agreement;

(xv)    any research, development, sales representative, marketing or reseller agreement, or any service, support or maintenance agreement related to the business or technology of either Target Company or any of their respective Subsidiaries;

(xvi)    any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to any assets or properties, or any interest therein, of either Target Company or any of their respective Subsidiaries;

(xvii)    any license, sublicense or development agreement or other agreement that affects the Intellectual Property used in or necessary for the conduct of the business of the Target Companies or any of their respective Subsidiaries;

(xviii)    any agreement relating to its member interests or other voting or equity securities;

(xix)    any contract or agreement which would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement; or

(xx)    any other contract whether or not made in the ordinary course of business, which is material to either Target Company, any of their respective Subsidiaries or the conduct or operation of their respective businesses or the absence of which would have a Material Adverse Effect on such Target Company or any of their respective Subsidiaries.

(b)    Each Target Company and their respective Subsidiaries has performed in all material respects the obligations required to be performed by it and is entitled to all accrued benefits under, and is not in default in any material respect of, each Target Company Material Contract to which it is a party or by which it is bound. Each of the Target Company Material Contracts is in full force and effect, unamended, and there exists no material default or event of default or event, occurrence, condition or act, with respect to either Target Company or any of their respective Subsidiaries or, to the knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or condition, would become a material default or event of default under any Target Company Material Contract. True, correct and complete copies of all Target Company Material Contracts have been delivered or made available to Parent.

(c)    Without limiting the generality of the foregoing, each of the contracts and other agreements and arrangements listed on Schedule 8.1(o)(i) and Schedule 8.1(d)(i) shall be legal, valid and binding agreements of a Target Company or one of their respective Subsidiaries following the Closing and shall be enforceable in accordance with the terms set forth in such contracts, agreements and arrangements as of the date of this Agreement.

(d)    Schedule 2.18(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employment agreements and similar arrangements between the Company and any employee, consultant and independent contractor who performs services for either Target Company or any of its Subsidiaries.

2.19.    Assets.

(a)    Each of the Target Companies and their respective Subsidiaries owns, leases or has the right to use all the material properties and assets necessary for or used or held for use in the conduct of the business of each such Target Company and/or such Subsidiary or otherwise owned, leased or used by each such Target Company or any such Subsidiary (all such properties and assets being referred to as the “Assets”). Each of the Target Companies and their respective Subsidiaries has good title to, or in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all of the Assets, free and clear of all Liens.

(b)    The Assets, together with the Intellectual Property constitute all the properties, assets and rights necessary for, forming a part of, used, held or intended to be used in, and all such properties, assets and rights are necessary in, the conduct of the business and operations of the Target Companies and their respective Subsidiaries. The Assets, together with the Intellectual Property, are sufficient to enable Parent and its Subsidiaries to operate the business of the Target Companies immediately after Closing as they are being operated on the date of this Agreement.

(c)    Immediately following the Closing, the Target Companies and their respective Subsidiaries shall own and possess all documents, books, records, agreements and financial data of any sort used by them in the conduct of their business or otherwise.

2.20.    Bank Accounts, Letters of Credit and Powers of Attorney.    Schedule 2.20 of the Company Disclosure Schedule contains a complete and accurate list of (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of the Target Companies and/or any of their respective Subsidiaries (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Target Companies and/or any of their respective Subsidiaries (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued), and (c) the name and address of each Person who has a power of attorney to act on behalf of either of the Target Companies and/or any of their respective Subsidiaries. The Company has heretofore delivered or made available to Parent true, correct and complete copies of each letter of credit and each power of attorney described on Schedule 2.20 of the Company Disclosure Schedule.

2.21.    Brokers’ and Finders’ Fees.    None of the Company, the Target Companies, nor any of their respective Subsidiaries have incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, except for Financial Technology Partners LLC and Appleby Capital, Inc., whose fees and expenses are the sole responsibility of the Company.

2.22.    Books and Records.    The minute books and other similar records of the Target Companies and their respective Subsidiaries as made available to Parent prior to the execution of this Agreement contain a true and complete record, in all material respects, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, members, the boards of directors or other governing body and committees of the boards of directors or other governing body of the Target Companies and their respective Subsidiaries. The stock transfer ledgers and other similar records of the Target Companies and their respective Subsidiaries as made available to Parent prior to the execution of this Agreement contain true and complete records, in all material respects, of all transfers related to the member interests and other equity securities of the Target Companies and their respective Subsidiaries, as the case may be. The Company has made available to Parent a true and correct copy of the certificate or articles of incorporation or other comparable organizational documents, as amended, and bylaws, as amended, and any other charter or organizational documents, each as amended, of the Target Companies and each of their respective Subsidiaries. Neither of the Target Companies nor any of their respective Subsidiaries is in violation of any of the provisions of their operating agreement, certificate or articles of incorporation or bylaws or other comparable organizational documents, each as amended.

2.23.    Representations Complete.    None of the representations or warranties made by the Company herein or in any schedule hereto, including the Company Disclosure Schedule, or certificate furnished by the Company or any of the Target Companies pursuant to this Agreement, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading in any material respect.

2.24.    TRK Obligation.    The Company represents and warrants that the liability of Parent and its Subsidiaries at or subsequent to the Effective Time under the Put and Call Agreement, the Put Exercise Agreement, the Put Termination Agreement and the Agreement dated April 8, 2002 among Momentum, the Company, the TRK Executives and TRK is expressly limited to (i) the payment of one-half of the Net Profits Amount (as defined in the Put Exercise Agreement) and (ii) to the extent that Parent or its Subsidiaries elect to exercise the Second TRK Call Option, the payment of the exercise price of such call as determined under the Put and Call Agreement (the matters referred to in the preceding subclauses (i), (ii) and (iii) are sometimes referred to as the “Parent TRK Obligations).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent SEC Documents (as defined in Section 3.4) or the Parent schedules to this Agreement (the “Parent Disclosure Schedules”), Parent represents and warrants to the Company and the Target Companies as follows:

3.1.    Organization, Standing and Authority.    Parent and each of the Merger Subs is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Parent and each of the Merger Subs have all requisite corporate power and authority to enter into this Agreement and the Collateral Documents to which they are a party and to consummate the transactions contemplated hereby and thereby.

3.2.    Capital Structure.    The authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 1,000,000 shares of Parent’s preferred stock, (“Parent Preferred Stock”), of which there were issued and outstanding as of the close of business on April 8, 2002, 354,198,052 shares of Parent Common Stock and one share of Parent Preferred Stock. There are no other outstanding shares of capital stock or voting securities, and there are a sufficient number of authorized shares of Parent Common Stock available to satisfy all outstanding commitments to issue any shares of Parent Common Stock pursuant to (i) the exercise of options outstanding as of such date under Parent’s 1993 Stock Option Plan and 1996 Stock Incentive Plan (collectively, the “Parent Stock Option Plans”), (ii) Parent’s Associate Stock Purchase Plan; (iii) the terms of this Agreement, and (iv) all other outstanding capital stock issuance obligations. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free and clear of any Liens other than any Liens created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or By-laws, each as amended, of Parent or any agreement to which Parent is a party or by which it is bound. Parent has not issued or granted any stock appreciation rights or performance units under the Parent Stock Option Plans or otherwise. There are no contracts, commitments or agreements relating to voting, purchase or sale of Parent’s capital stock between or among Parent and any of its stockholders. True and complete copies of all material agreements and instruments relating to or issued under the Parent Stock Option Plans have been provided or made available to the Company (including through the SEC’s EDGAR Database) and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form provided or made available to the Company. All outstanding shares of Parent Common Stock and all options to purchase Parent Common Stock were issued in compliance with all applicable federal and state securities laws. The shares of Parent Common Stock to be issued pursuant to this Agreement, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of any Liens other than Liens created by or imposed upon the holders thereof.

3.3.    Binding Effect; No Conflicts.

(a)    Assuming the filings and approvals described in clauses (i) through (vi) of Section 3.3(c) (collectively, the “Parent Approvals”) are made or obtained (as the case may be), the execution and delivery of this Agreement and the Collateral Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and each Merger Sub. This Agreement and each Collateral Agreement to which Parent is a party has been duly executed and delivered by Parent and constitutes the legal, valid and binding obligation of Parent and each Merger Sub, enforceable against them in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)    Assuming the Parent Approvals are made or obtained (as the case may be), the execution and delivery of this Agreement and the Collateral Documents does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, (i) any provision of the certificate or articles of incorporation or by-laws or other charter or comparable organizational documents of Parent or any of its Subsidiaries, each as amended; (ii) any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument, permit, concession, franchise, judgment, order, decree or ruling to which Parent or any of its Subsidiaries, is a party or by which Parent’s or any of its Subsidiaries’ assets or properties are bound; or (iii) any Laws and Regulations applicable to Parent or any of its Subsidiaries.

(c)    No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission, SRO or other Governmental Entity, is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement or any Collateral Document, the performance of Parent’s or each Merger Sub’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of Certificates of Merger; (ii) such notices, applications, consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities laws or the securities laws of any foreign country in connection with the Mergers; (iii) the notification requirements of the HSR Act; (iv) the notification requirement of Rule 1017 of the NASD; (v) the consents, approvals, orders, authorizations, registrations, declarations and filings set forth on Schedule 3.3(c) of the Parent Disclosure Schedule; and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made would not prevent, or alter or delay, any of the transactions contemplated by this Agreement.

3.4.    SEC Documents; Financial Statements.    Parent has made available (including through the SEC’s EDGAR Database) to the Company each statement, report, registration statement, definitive proxy statement, and other filings (including exhibits, supplements and schedules thereto) filed with the SEC by Parent since December 31, 1999 (collectively, the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the 1934 Act and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the “Parent Financial Statements”) were complete and correct in all material respects as of their respective dates (except to the extent corrected by a subsequently filed Parent SEC Document), complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

3.5.    Litigation.    Except as set forth in the Parent SEC Documents, there is no private or governmental action, suit, proceeding, claim, arbitration, inquiry, examination, inspection or, to the knowledge of Parent, investigation pending by or before any Governmental Entity, agency, court or tribunal, foreign or domestic or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries or any of their properties or of their officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to prevent, enjoin, alter or materially delay any of the transactions hereby or could reasonably be expected to have a Material Adverse Effect. There is no judgment, decree or order against Parent or any of its Subsidiaries, or, to the knowledge of Parent, any of their directors or officers (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to prevent, enjoin, alter or materially delay any of the transactions hereby or could reasonably be expected to have a Material Adverse Effect on Parent.

3.6.    Broker’s and Finders’ Fees.    Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, except for Robertson Stephens, Inc., whose fees and expenses are the sole responsibility of Parent.

3.7.    Operations of the Merger Subs.    Each Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business or activity (or conducted any operations) of any kind, entered into any agreement or arrangement with any Person, or incurred, directly or indirectly, any material liabilities or obligations, in each case except in connection with its organization or formation, the negotiation of this Agreement, the Mergers and the transactions contemplated by this Agreement.

3.8.    Form S-3 Eligibility.    Parent is eligible to register the resale of Parent Common Stock on a registration statement on Form S-3 under the Securities Act.

ARTICLE IV

COVENANTS

4.1.    Conduct of Business of the Target Companies and their respective Subsidiaries.

(a)    At all times during the period from the date of this Agreement and continuing until the earlier of termination of this Agreement or the Effective Time, each of the Company and the Target Companies shall and the Company and the Target Companies shall cause their respective Subsidiaries (except to the extent expressly contemplated by this Agreement or as consented to in writing by Parent), to carry on their business only in, and not to take any action except in, the ordinary course in substantially the same manner as heretofore conducted. Without limiting the generality of the foregoing, each of the Target

Companies shall, and the Company and each Target Company shall cause each of their respective Subsidiaries to (i) pay and to cause its Subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes; (ii) preserve intact its and its Subsidiaries’ present business organizations and reputation; (iii) use commercially reasonable efforts to keep available the services of its and its Subsidiaries’ present executive officers and key employees; (iv) use commercially reasonable efforts to preserve its and its Subsidiaries’ relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its Subsidiaries; (v) maintain its and its Subsidiaries’ assets and properties in good working order and condition, ordinary wear and tear excepted; (vi) comply in all material respects with Laws and Regulations, self-regulatory law, ordinance, rule or regulation applicable to the conduct of its business, or the ownership or operation of its business, to the end that its and its Subsidiaries’ goodwill and ongoing businesses shall be unimpaired at the Effective Time; (vii) not take any action or engage in any practice or fail to take any action or engage in any practice or enter into any transaction which would cause any representation or warranty contained in this Agreement with respect to such Target Company or its Subsidiaries to be untrue in any material respect (if not qualified by materiality) or in any respect (if qualified by materiality) or result in a breach in any material respect (if not qualified by materiality) or in any respect (if qualified by materiality) of any covenant made by or on behalf of such Target Company or any of its Subsidiaries in this Agreement; or (viii) take any action or engage in any practice or fail to take any action or engage in any practice or enter into any transaction that would be required to be disclosed pursuant to Section 2.5 of this Agreement.

(b)    Without limiting the generality of the foregoing, at all times during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, each Target Company shall not do, cause or permit any of the following, and the Company and the Target Companies shall not allow, cause or permit any of their respective Subsidiaries to do, cause or permit any of the following, in each case without the prior written consent of Parent:

(i)    Charter Documents.    Cause or permit any amendment, modification, alteration or rescission of its operating agreement, certificate or articles of incorporation, bylaws or other comparable organizational documents;

(ii)    Dividends; Changes in Capital Stock.    (w) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its voting or equity securities, other than in the ordinary course of business consistent with past practice; (x) split, combine or reclassify or take any action with respect to any of its voting or equity securities, issue or authorize the issuance or propose the issuance of any other securities in respect of, in lieu of or in substitution for member interests or other voting or equity securities, as the case may be; (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a merger, consolidation, restructuring, recapitalization or other reorganization; or (z) redeem, repurchase or otherwise acquire, directly or indirectly, any of its voting or equity securities or any option with respect thereto except from former employees, directors and consultants in accordance with agreements providing for the repurchase of securities in connection with any termination of service to it or its Subsidiaries;

(iii)    Options.    Grant any options, appreciation rights, phantom rights, profit participation rights or other rights to acquire securities or accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its unit or stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

(iv)    Material Contracts.    (A) Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its contracts, other than in the ordinary course of business consistent with past practice, or engage in any new transaction outside the ordinary course of business and not consistent with past practice, and in no event shall such contract, commitment, amendment, modification or waiver involve payments by the Target Companies or any of their Subsidiaries of amounts in excess of fifty thousand dollars ($50,000) or (B) enter into any material contract or agreement which would require the consent of the other party thereto as a result of a change of control of, or merger or consolidation involving, a Target Companies or any of its Subsidiaries;

(v)    Issuance of Securities.    Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any member interests, any other voting or equity securities or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such securities or other convertible securities;

(vi)    Intellectual Property.    Transfer or license to any Person any rights to Intellectual Property other than the license of non-exclusive rights to Intellectual Property in the ordinary course of business consistent with past practice or fail to renew or pay any fees relating to any patent, trademark, service marks or any of the Intellectual Property;

(vii)    Exclusive Rights.    Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

(viii)    Dispositions.    Sell, lease, license, grant any security interest in or otherwise dispose of or encumber any of its properties or assets, except in the ordinary course of business consistent with past practice;

(ix)    Indebtedness.    Except in the ordinary course of business consistent with past practice, (A) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person in excess of fifty thousand dollars ($50,000) in the aggregate or (B) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money;

(x)    Payment of Obligations.    Pay, discharge or satisfy in an amount in excess of fifty thousand dollars ($50,000) in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements;

(xi)    Capital Expenditures.    Make any individual capital expenditure, capital addition or capital improvement in excess of fifty thousand dollars ($50,000) except pursuant to existing commitments under Company Material Contracts;

(xii)    Insurance.    Reduce the amount of any insurance coverage provided by existing insurance policies;

(xiii)    Employee Benefit Plans; New Hires; Pay Increases.    (A) Adopt or amend any employee benefit or unit based or stock purchase or option plan (except as required by law), or (B) hire any new director or vice-president level (or the functional equivalent in the Company’s and its Subsidiaries’ organizational structure) or executive officer level employee, pay any special bonus or special remuneration to any employee or director or increase the salaries or wages of its employees;

(xiv)    Severance Arrangements.    Grant any severance or termination pay (A) to any director or officer or (B) to any other employee except payments made pursuant to written plans or agreements outstanding, or written in policies of the Company, the Target Companies or any of their respective Subsidiaries in effect, on the date hereof (in each case furnished to Parent prior to the date of this Agreement);

(xv)    Lawsuits.    Commence any action, suit or proceeding other than (A) in the ordinary course of business; (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit; or (C) in respect of a breach of this Agreement;

(xvi)    Acquisitions.    Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or acquire or agree to acquire any equity securities of any corporation, partnership, limited liability company, association or business organization;

(xvii)    Transactions with Company Regulatory Affiliates.    Enter into any arrangement, relationship or transaction with a Company Regulatory Affiliate, any stockholder, director or officer of the Company, any Target Company or any of their Subsidiaries or between the Company, any Target Company or any of their Subsidiaries and any company, partnership, business trust, association or similar organization in which a stockholder, director or officer of the Company, any Target Company or any of their Subsidiaries has a controlling interest. For purposes of determining who is a Company Regulatory Affiliate, control means the power to vote twenty-five percent (25%) or more of any class of voting securities or other evidence of ownership interests in such corporation, partnership, business trust, association or similar organization, or the control of the election of a majority of the directors or trustees (or individuals holding similar positions) of such other entity;

(xviii)    Other.    Take or agree in writing or otherwise to take (A) any of the actions described in this Section 4.1; (B) any action that will result in any of the conditions to the Mergers as set forth in Article VIII of this Agreement not being satisfied or in violation of any provision of this Agreement, except, in every case, as may be required by any applicable Laws and Regulations; or (C) any other action that would materially adversely delay or materially adversely impair the ability of the Target Companies or any of their respective Subsidiaries to consummate the Merger.

4.2.    Conduct of Parent.    During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the Company’s prior written consent, Parent shall not, and shall cause its Subsidiaries to not: (a) take any action that will result in any of the conditions to the transactions contemplated by this Agreement set forth in Article VIII of this Agreement not being satisfied or in a violation of any provision of this Agreement or (b) take any other action that would materially adversely delay or materially adversely impair the ability of Parent or any of its Subsidiaries to consummate the transactions contemplated by this Agreement, except, in every case, as may be required by applicable law.

4.3.    No Solicitations.    None of the Company, the Target Companies nor any of their respective Subsidiaries or any of their respective Affiliates shall, nor shall they authorize or permit any officer, director, employee, investment banker, financial advisor, attorney, accountant or other agent or representative (each, a “Representative”) retained by or acting for or on behalf of the Company, either of the Target Companies or any of their respective Subsidiaries or any of their respective Affiliates to, directly or indirectly, initiate, solicit, encourage, or participate in any negotiations regarding, furnish any confidential information in connection with, endorse or otherwise cooperate with, assist, participate in or facilitate the making of any proposal or offer for, or which may reasonably be expected to lead to, an Acquisition Transaction (as defined below), by any Person or group. The Company and the Target Companies shall promptly inform Parent, orally and in writing, of the material terms and conditions of any proposal or offer for, or which may reasonably be expected to lead to, an Acquisition Transaction that it receives. The Company and the Target Companies will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted on or prior to the date of this Agreement heretofore with respect to any Acquisition Transaction. As used in this Agreement, “Acquisition Transaction” means any merger, consolidation or other business combination involving any of the Target Companies or any of their respective Subsidiaries or Affiliates, or any acquisition in any manner of all or a substantial portion of the equity of, or all or a substantial portion of the assets of any of the Target Companies or any of their respective Subsidiaries or Affiliates, whether for cash, securities or any other consideration or combination thereof, other than pursuant to the transactions contemplated by this Agreement.

4.4.    Access to Information; Confidentiality.

(a)    The Company and the Target Companies shall, and the Company and the Target Companies shall cause their respective Subsidiaries to, throughout the period from the date hereof to the Effective Time, (i) provide Parent and its Affiliates and their respective Representatives with full access, upon reasonable prior notice, during normal business hours to all officers, employees, agents and accountants of the Target Companies and their respective Subsidiaries, and their respective assets, properties, books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of the Target Companies and their respective Subsidiaries, and (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by such Target Company or any of their respective Subsidiaries pursuant to the requirements of federal or state securities laws or filed with any other governmental or regulatory authority, and (y) all other information and data (including, without limitation, copies of contracts, Benefit Plans and other books and records) concerning the business and operations of the Target Companies and their respective Subsidiaries as Parent or any of such other persons reasonably may request. No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto. Parent shall use its commercially reasonable efforts to make its key personnel available to the Company upon reasonable prior notice during normal business hours to answer relevant diligence inquiries from the Company but only to the extent that such diligence activities do not unreasonably interfere with the business activities of such key personnel.

(b)    Parent will hold, and shall cause its Affiliates and their respective Representatives to hold, in strict confidence, unless (i) compelled to disclose by judicial or administrative process or by other requirements of applicable laws of governmental or regulatory authorities (including, without limitation, in connection with obtaining the necessary approvals of this Agreement or the transactions contemplated hereby of governmental or regulatory authorities); provided that to the extent reasonably practicable Parent shall provide the Company with reasonable notice of such compelled disclosure, or (ii) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the Target Companies and their respective Subsidiaries furnished to it by such entities or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (w) known by Parent, any of its Affiliates or any of their respective Representatives prior to disclosure by the Company, the Target Companies or their Subsidiaries or their respective Representatives, as the case may be, (x) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of Parent, its Affiliates and its Representatives, (y) later acquired by Parent, any of its Affiliates or any of their respective Representatives from another source if Parent, such Affiliate or such Representative is not aware, after due inquiry, that such source is under an obligation to the Company and of its Subsidiaries, the Target Companies or their Subsidiaries to keep such documents and information confidential or (z) independently developed by Parent or any of its Affiliates. In the event that this Agreement is terminated without the transactions contemplated hereby having been consummated, upon the request of the Company, Parent will, and will cause its Representatives to, promptly redeliver or cause to be redelivered all copies of documents and information furnished by the Target Companies, their Subsidiaries, the Company or their respective Representatives to Parent, its Affiliates and their Representatives in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by Parent or its Representatives.

4.5.    Regulatory and Other Approvals.

(a)    Subject to the terms and conditions of this Agreement, each of the Target Companies, their Subsidiaries and the Company and Parent will proceed diligently and in good faith and will use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, (i) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental Entities or any other public or private third parties required of Parent, the Merger Subs, the Target Companies, their Subsidiaries, or the Company to consummate the Mergers and the other transactions contemplated hereby and (ii) provide such other information and communications to such Governmental Entity or other public or private third parties as the other party or such Governmental Entity or other public or private third parties may reasonably request. In addition to and not in limitation of the foregoing, each of the parties will (x) take promptly all actions necessary to make the filings required of Parent, the Target Companies, their Subsidiaries and the Company or their Affiliates under the HSR Act, NASD membership rules and other applicable federal and state securities laws; (y) comply at the earliest practicable date with any request for additional information received by such party or its Affiliates from the Federal Trade Commission (the “FTC”) or the Antitrust Division of the Department of Justice (the “Antitrust Division”) pursuant to the HSR Act or the SEC or NASD under applicable federal and state securities laws and regulations; and (z) cooperate with the other party in connection with such party’s filings under the HSR Act and applicable federal and state securities laws and regulations and SRO rules and regulations and in connection with resolving any investigation or other inquiry concerning the Mergers or the other matters contemplated by this Agreement commenced by the FTC, the Antitrust Division, state attorneys general or the SEC or NASD.

(b)    If the Company does not obtain any of the consents, approvals, waivers or assignments set forth on Schedule 8.1(d)(ii) or Schedule 8.1(o)(ii), the Company and Parent shall cooperate in any reasonable arrangements designed to provide Parent and its Subsidiaries with the benefits of the subject contracts and agreements, including enforcement for the benefit of Parent and its Subsidiaries of any and all rights of any Person under such contracts or agreements against any third party arising out of the cancellation of any such contract or agreement by such third party.

4.6.    Notice and Cure.    Each of Parent, on the one hand, and the Target Companies, their Subsidiaries and the Company, on the other hand, will notify the other promptly in writing of, and contemporaneously will provide the other with true and complete copies of any and all information or documents relating to, and will use commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance occurring after the date of this Agreement that causes or will cause any covenant or agreement of Parent, the Target Companies, their Subsidiaries or the Company, as the case may be, under this Agreement to be breached or that renders or will render untrue any representation or warranty of Parent, the Target Companies, their Subsidiaries or the Company, as the case may be, contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Each of Parent, on the one hand, and the Target Companies, their Subsidiaries and the Company, on the other hand, also will notify the other promptly in writing of, and will use commercially reasonable efforts to cure, before the Closing, any violation or breach of any representation, warranty, covenant or agreement made by Parent, the Target Companies, their Subsidiaries or the Company, as the case may be, in this Agreement, whether occurring or arising prior to, on or after the date of this Agreement. No notice given pursuant to this Section 4.6 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall require Parent or any of its Affiliates to divest or hold separate, or to agree to any material conditions or restrictions with respect to the operation of, any business, division or operating unit of Parent or any of its Affiliates or the operation of the business of the Target Companies and their respective Subsidiaries following the Closing.

4.7.    Fulfillment of Conditions.    Subject to the terms and conditions of this Agreement, each of Parent, the Company and the Target Companies will take or cause to be taken all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other’s obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither the Company or the Target Companies, on the one hand, nor Parent, on the other hand, will, nor will they permit any of their respective Subsidiaries to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

4.8.    Real Property Matters.    The Target Companies agree to (i) procure all consents regarding the transfer of the Leases to Parent as may be required under the Leases, in the form, manner and in compliance with any timing requirements set forth in the Leases and (ii) notify each landlord and sublandlord under the Leases regarding the transfer of the Leases to Parent, to the extent, and in the manner required under the Leases. Each Target Company that is a party to a Lease shall, and each Target Company covenants to cause each of their Subsidiaries that is a party to a Lease to, execute and deliver at Closing, an agreement assigning to Parent all right, title and interest of the subject Target Companies and/or their respective Subsidiaries in and to the Leases.

4.9.    Existing Stockholders’ Agreements.    Each of the Company and the Target Companies shall cause any member or stockholder agreements, as the case may be, or other agreements or arrangements whereby the applicable Target Company, any of its Subsidiaries or the Company or any employee, member or stockholder of either Target Company or the Company have any right of first refusal or other contractual rights pursuant to which the applicable Target Company, Subsidiary or the Company or such employees, members or stockholders may have a right to participate in or otherwise impede the transactions contemplated by this Agreement to be terminated or modified such that any such rights shall not exist as an impediment to the Mergers or the other transactions contemplated by this Agreement.

4.10.    Voting.    The Company agrees that, during the period from the Closing Date to the fifth anniversary of the Closing Date, so long as it continues to own (beneficially or of record) shares of Parent Common Stock, in connection with any matter submitted to a vote of the stockholders of Parent it will vote all of its shares of Parent Common Stock in the manner recommended by the Board of Directors of Parent. The Company will obtain, on behalf of Parent, an identical covenant to the one set forth in this Section 4.10 in favor of Parent from each of its stockholders or any other Person to whom it intends to distribute any shares of Parent Common Stock received pursuant to this Agreement unless such transfer or distribution is made after compliance with Sections 5.4 and 5.5 of this Agreement.

4.11.    Company Consolidations.    Following the Closing, the Company shall not consolidate with or merge into any other Person or convey, distribute, transfer or lease all or any portion of its properties and assets (other than in the ordinary course of business consistent with past practice) to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless: (a) in case the Company shall consolidate with or merge into another Person or convey, distribute, transfer or lease all or any portion of its properties and assets (other than in the ordinary course of business consistent with past practice) to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, distribution or transfer, or which leases, such properties and assets of the Company shall be a partnership or limited liability company organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an agreement in form and substance satisfactory to Parent in its sole discretion, the performance or observance of every covenant and agreement of the Company in this Agreement and each Collateral Document, including for the avoidance of doubt, the Company’s obligation to indemnify any Person under Article VII or Article IX of this Agreement and (b) the Company delivers to Parent an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, distribution, transfer or lease and the terms of any such agreement comply with this Section 4.11. For purposes of this Section 4.11, Parent agrees that the assignment or conveyance of all or any portion of the Companies properties and assets to a newly formed limited liability company will not violate this Section provided that such limited liability company expressly assumes all of the obligations of the Company pursuant to this Agreement in writing.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1.    Registration Requirements.

(a)    Obligations of Parent.

(i)    As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement (the “Registration Statement”) with the SEC to effect the registration under the Securities Act of the shares of Parent Common Stock issuable in the Mergers as Initial Consideration (together with any shares of Parent Common Stock issued in connection with any stock dividend, split, combination or recapitalization on, of or with respect to shares of Parent Common Stock issuable in the Mergers as Initial Consideration, collectively, the “Registrable Shares”), for sale by the Company. Parent shall use its commercially reasonable efforts to file the Registration Statement as soon as practicable after the Effective Time, but in no event later than 120 days after the Effective Time. After the Registration Statement is filed, Parent shall respond reasonably promptly to any and all comments made by the staff of the SEC to such Registration Statement.

(ii)    Such Registration Statement shall comply in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC promulgated thereunder and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading. The financial statements of Parent included in the Registration Statement or incorporated by reference therein will comply as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC applicable with respect thereto. Such financial statements will be prepared in accordance with GAAP consistently applied during the periods involved (except as may be otherwise indicated in the financial statements or the notes thereto or, in the case of unaudited interim statements, as permitted by the SEC) and fairly present the financial position of Parent at the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to immaterial year-end adjustments).

(iii)    Parent shall not be required to conduct an underwritten offering.

(iv)    Parent shall have no obligation to include the Registrable Shares owned by the Company in a Registration Statement unless and until the Company has furnished Parent with all information and statements about or pertaining to the Company in such reasonable detail and on such timely basis as is reasonably deemed by Parent to be necessary or appropriate for the preparation of the Registration Statement.

(v)    Parent will keep the Registration Statement effective to sell Registrable Shares, until the earlier of (A) such date as all of the Registrable Shares have been resold or (B) two years from the date such Registration Statement is declared effective by the SEC (the “Registration Period”).

(vi)    Parent shall prepare and file with the SEC, as promptly as is reasonably practicable, such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective during the Registration Period, and, during such period, to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by the Registration Statement.

(vii)    Parent shall furnish to the Company (A) promptly after the same is prepared and filed with the SEC, one copy of the Registration Statement and any amendment thereto and each preliminary prospectus and each amendment or supplement thereto; (B) on the date of effectiveness of the Registration Statement or any amendment thereto, a notice stating that the Registration Statement or amendment has been declared effective; and (C) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as the Company may reasonably request in order to facilitate the disposition of the Registrable Shares owned by the Company.

(viii)    Parent shall use its best efforts to cause all Registrable Shares to be listed on each national securities exchange or quotation service on which securities of the same class or series issued by Parent are then listed.

(ix)    With a view to making available to the Company the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Company to sell Registrable Shares to the public without registration or pursuant to registration, Parent covenants and agrees to: (A) make and keep public information available, as those terms are understood and defined in Rule 144, until such date as all of the Registrable Shares shall have been resold and (B) file with the SEC in a timely manner all reports and other documents required of Parent under the Exchange Act.

(x)    As promptly as practicable after becoming aware of such event, Parent shall notify the Company of the happening of any event, of which Parent has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and use commercially reasonable efforts to promptly prepare a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to the Company as the Company may reasonably request.

(xi)    Parent shall use commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement, and, if such an order is issued, to obtain the withdrawal of such order as soon as practicable (including in each case by amending or supplementing the Registration Statement) and to notify the Company of the issuance of such order and the resolution thereof, and if the Registration Statement is supplemented or amended, deliver such number of copies of such supplement or amendment to the Company as the Company may reasonably request.

(xii)    Without limiting the generality of subsections (x) and (xi) above, Parent may refuse to permit the Company to resell any Registrable Shares pursuant to the Registration Statement at any time; provided, however, that in order to exercise this right at any time, Parent must notify the Company to the effect that suspension of the sale of shares under the Registration Statement is necessary because either (A) Parent has determined in good faith that such a sale would be in violation of the requirements of the Securities Act and the regulations promulgated by the SEC thereunder or (B) there exists at the time material non-public information relating to Parent which, in the reasonable opinion of Parent, should not be disclosed. Notwithstanding the foregoing, Parent shall not under any circumstances be entitled to exercise its right to suspend sales under this subsection until Parent has provided the Company with a certificate executed by an authorized officer of Parent stating that such suspension is necessary in light of such potential violation or non-public information. Parent shall not under any circumstances be entitled to exercise its right to suspend sales under this subsection more than two times in any twelve (12)-month period, and the period during which the Registration Statement under this subsection may be withdrawn shall not exceed 60 days each such time.

(b)    Obligations of the Company.

(i)    The Company will provide Parent all information necessary from the Company to register such shares and shall execute such documents in connection with such registration as Parent may reasonably request. The Company further agrees to furnish promptly to Parent in writing all information required from time to time to be disclosed in order to make the information previously furnished to Parent by the Company not misleading.

(ii)    The Company, by the Company’s acceptance of the Registrable Shares, agrees to cooperate with Parent as reasonably requested by Parent in connection with the preparation and filing of the Registration Statement hereunder, unless the Company has notified Parent in writing of the Company’s election to exclude all of the Company’s Registrable Shares from such Registration Statement.

(iii)    The Company agrees that, upon receipt of any notice from Parent of the happening of any event of the kind described in Sections 5.1(a)(x) and 5.1(a)(xii), the Company will immediately discontinue disposition of the Registrable Shares pursuant to the Registration Statement covering such Registrable Shares until the Company’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 5.1(a)(x) or written notice from Parent as contemplated by Section 5.1(a)(xii) and, if so directed by Parent, the Company shall deliver to Parent (at the expense of Parent) or destroy (and deliver to Parent a certificate of destruction) all copies in the Company’s possession, of the prospectus covering such Registrable Shares current at the time of receipt of such notice.

(iv)    The Company agrees that, during the period from the Closing Date to the second anniversary of the Closing Date, so long as it continues to own (beneficially or of record) shares of Parent Common Stock issued in connection with the transactions contemplated by this Agreement, it will comply with Parent’s internal written trading policies in effect as of the date of this Agreement and attached hereto as Exhibit C together with any amendments thereof (the “Parent’s Internal Trading Policies”), as if it was specifically named in such policies, with respect to the resale of Parent Common Stock.

(c)    Expenses of Registration.    Parent shall pay all Registration Expenses (as defined below) in connection with any registration, qualification or compliance hereunder, and the Company shall pay all Selling Expenses (as defined below) and other expenses that are not Registration Expenses relating to the Registrable Shares to be resold by the Company. “Registration Expenses” shall mean all expenses, except for Selling Expenses, incurred by Parent in complying with the registration provisions set forth herein, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for Parent, blue sky fees and expenses and the expense of any special audits incident to or required in connection with any such registration. “Selling Expenses” shall mean selling commissions, underwriting fees, expenses of counsel to the Company and stock transfer taxes applicable to the Registrable Shares.

5.2.    Blue Sky Filings.    Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the shares of Parent Common Stock in connection with the Mergers. The Company shall use its best efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of the shares of Parent Common Stock in connection with the Mergers.

5.3.    Resale of Shares of Parent Common Stock.    The Company covenants and agrees that any sale of shares of Parent Common Stock issued to the Company in connection with the transactions contemplated by this Agreement shall be conducted through Parent or an Affiliate of Parent which is a registered broker-dealer; provided, however, that in conducting such sales, the costs and terms of performance offered by Parent or an affiliate of Parent shall be the costs and terms of performance offered by Parent or an affiliate of Parent to other institutional investors for similar transactions; provided such costs and terms of performance are competitive with the costs and terms of performance offered by agency broker-dealers unaffiliated with the Company and any of its shareholders. If, at the time of such proposed sale, neither Parent nor any of its Affiliates are registered broker-dealers or they do not, at the time of such proposed sale, offer competitive costs and terms of performance as other agency broker-dealers, then Parent shall have the right to approve the broker-dealer through which such sales are to be made, which approval shall not be unreasonably withheld or delayed.

5.4.    Parent Right of First Refusal.    In addition to and not in limitation of any other restrictions on sales of Parent Common Stock contained in this Agreement or any Collateral Document, for the period from the Closing Date to the fifth anniversary of the Closing Date, any sale or transfer by the Company of an aggregate of 25,000 or more shares of Parent Common Stock issued to the Company in connection with the transactions contemplated by this Agreement in any 30-day period shall be solely for cash consideration and shall be consummated only in accordance with the following procedures:

(a)    The Company shall first deliver to Parent a written notice (a “Notice of Sale”), which shall: (i) state the Company’s intention to sell shares of Parent Common Stock to one or more Persons; if available, the name or names of such Person or Persons, the number of shares of Parent Common Stock; if a proposed privately negotiated sale, the purchase price to be paid therefor and a summary of the other material terms of the proposed sale and (ii) offer Parent the option to acquire all or a portion of such shares of Parent Common Stock upon the terms and subject to the conditions of the proposed sale as set forth in the Notice of Sale. Any such offer shall remain open and irrevocable for the period set forth below (and, to the extent such offer is accepted during such period, until the consummation of the sale contemplated thereby). Parent shall have the right and option for a period ending on the earlier of (i) Parent’s express written rejection of the offer by written notice to the Company or (ii) five (5) days after delivery of the Notice of Sale (the “Acceptance Period”) to accept all or any part of such shares of Parent Common Stock at the purchase price and on the terms stated in the Notice of Sale; provided, however, that if the proposed sale is a public sale, the purchase price shall be the Closing Price of Parent Common Stock on the date of such Notice of Sale or, if the date of such Notice of Sale is not a Trading Day, the next Trading Day. Such acceptance shall be made by delivering a written notice to the Company within the Acceptance Period.

(b)    If effective acceptance shall not have been received during the Acceptance Period, the Company may sell all, but not less than all, of the shares of Parent Common Stock so offered for sale and not so accepted by Parent, if a privately negotiated sale, at the purchase price to the proposed purchaser or purchasers or, if a public sale, at the current market price for such shares at the time of such sale and on the other terms stated in the Notice of Sale, at any time within ninety (90) days after the expiration of the Acceptance Period (the “Open Sale Period”); provided, however, that, if required, the proposed purchaser or purchasers have been approved by Parent in accordance with Section 5.5 of this Agreement. To the extent the Company sells the shares of Parent Common Stock so offered for sale during the Open Sale Period, the Company shall promptly notify Parent as to (i) the number of shares of Parent Common Stock, if any, that the Company then owns, (ii) the number of shares of Parent Common Stock that the Company has sold, (iii) the terms of such sale and (iv) if known, the name of the owner(s) of any shares of Parent Common Stock sold. If all of the offered shares of Parent Common Stock are not sold by the Company during the Open Sale Period, the right of the Company to sell such shares of Parent Common Stock shall expire and the obligations set forth in this Section 5.4 shall be reinstated; provided, however, that at any time during the Open Sale Period, the Company may terminate the offer and reinstate the procedure provided in this Section 5.5 without waiting for the expiration of the Open Sale Period.

5.5.    Parent Approval of Sales.    Notwithstanding anything to the contrary contained in this Agreement, for the period from the Closing Date through the date that is the fifth anniversary of the Closing Date, any privately negotiated sale or transfer by the Company to a Person and its Affiliates of (i) an aggregate of 1,000,000 or more shares of Parent Common Stock issued to the Company in connection with the transactions contemplated by this Agreement or (ii) a number of shares of Parent Common Stock issued to the Company in connection with the transactions contemplated by this Agreement to any Person and its Affiliates in one or a related series of transactions occurring within any 90 day period that together is equal to or greater than 1,000,000 shares of Parent Common Stock shall be subject to the prior written approval of Parent. Parent shall have five (5) days after receipt of a Notice of Sale subject to the approval requirement of this Section 5.5 to approve or disapprove the proposed sale or transfer in writing. If Parent does not approve or disapprove the sale or transfer specified in the Notice of Sale by the fifth day after receipt of the Notice of Sale, the Company seeking Parent’s approval pursuant to this Section 5.5 shall deliver an additional notice (the “Final Sale Notice”) to Parent stating that the Company has not received a response from Parent pursuant to this Section 5.5. Parent’s failure to approve or disapprove the proposed sale or transfer in writing within one day following its receipt of the Final Sale Notice shall constitute approval by Parent of the proposed sale or transfer. Any transfer of shares of Parent Common Stock in violation of this Section 5.5 shall be void and of no force or effect. Notwithstanding anything to the contrary contained in this Agreement, the Company may withdraw a Notice of Sale delivered pursuant to Sections 5.4 or 5.5 at any time prior to completion of the sale or transfer of shares of Parent Common Stock specified in such notice.

5.6.    Subsequent Transferees.    In addition to the restrictions on Company consolidations and other matters contained in Section 4.11 of this Agreement, the Company shall not be permitted to distribute, dividend or otherwise transfer any shares of Parent Common Stock received by the Company pursuant to this Agreement to any of its stockholders, members or other equity holders without obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld and delivering to Parent an acknowledgment from such proposed transferee to become bound by the restrictions on resales and other covenants contained in Section 5.1(b)(iv), Section 5.4 and Section 5.5 of this Agreement. Any transfer of shares of Parent Common Stock in violation of this Section 5.6 shall be void and of no force or effect. For purposes of clarification, this Section 5.6 shall not apply to any transfer that is subject to and made in compliance with Section 5.4 and Section 5.5 of this Agreement.

5.7.    Operating Committee.    The Company and Parent shall establish a two person committee (the “Operating Committee”) comprised initially of Omar Amanat and an executive designated by Parent (the “Parent Appointee”). The successor to Omar Amanat shall be appointed by Omar Amanat or any of his successors and the successor to the Parent Appointee shall be appointed by Parent, respectively. The Operating Committee shall resolve any post-closing management and integration matters between Parent and the Target Companies. In the event that the Operating Committee shall be unable to resolve any such matter, such matter shall be submitted to a senior executive of Parent for review and consideration. Unless otherwise agreed in writing between Parent and Omar Amanat or his successor, as the case may be, the Operating Committee shall dissolve and have no further effect on the date that is 24 months from the date of this Agreement.

5.8.    Post-Closing Litigation Assistance.    The Company and each of its Subsidiaries will use their commercially reasonable efforts to take all acts reasonably requested to be taken by Parent in connection will the legal, administrative or other proceedings set forth on Schedule 5.8 attached hereto, including but not limited to testifying in, and assisting in Parent’s preparation for, all such legal, administrative or other proceedings.

5.9.    TRK Post-Closing Matters.    Following the Closing, the Company shall (a) satisfy its obligation pursuant to Section 1(a) of the New TRK Agreement when due, and (b) if the TRK Executives withdraw all or any portion of their capital in Momentum prior to January 1, 2004, the Company will promptly and in any event not more than two Trading Days following such withdrawal replace such capital in full.

ARTICLE VI

EMPLOYMENT MATTERS

6.1.    Employees; Employee Benefit Matters.

(a)    To the extent permissible under the applicable provisions of the Code and ERISA and the terms of any applicable employee benefit plans sponsored or maintained by Parent or its Subsidiaries other than any Company Employee Plan sponsored solely by the Target Companies, (i) for purposes of crediting periods of service for eligibility to participate and vesting (but not with respect to accruals), employees of each Target Company and their Subsidiaries shall receive credit as if such service had been with Parent and (ii) as of the Closing, individuals who are employees of a Target Company or any of their respective Subsidiaries at the Effective Time and who become employees of Parent or any Subsidiary of Parent shall be eligible to participate in employee benefit plans (within the meaning of ERISA Section 3(3)) maintained by Parent or any Subsidiary thereof on substantially the same terms and conditions as apply generally to other similarly situated employees of Parent or any of its Subsidiaries.

(b)    The Company shall cause the account of each employee of the Company or a Target Company or any of their respective Subsidiaries at the Effective Time who become employees of Parent or any Subsidiary of Parent (a “Continuing Employee”) under the Tradescape.com 401k plan (the “401k Plan”) (i) to be fully vested as of the Effective Time, and (ii) to receive any employer contributions (matching and profit sharing) for the plan year in which the Effective Time occurs on a pro-rata basis (based on compensation earned prior to the Effective Time) without regard to any requirement under the 401k Plan that the employee be employed on any particular date or complete any period of service in order to receive such contribution. The Company will cause the 401k Plan to permit each Continuing Employees to elect at any time after the Effective Time to receive distributions (including direct rollovers) of their accounts under the 401k Plan.

ARTICLE VII

TAX MATTERS

7.1.    Company Covenants.

(a)    Preparation and Filing of Pre-Closing Tax Returns; Payment of Pre-Closing Taxes.     Between the date of this Agreement and the Closing Date, the Company shall cause each Target Company and their Subsidiaries to prepare and file on or before the due date therefor all Tax Returns required to be filed by such Target Company and their Subsidiaries (except for any Tax Return for which an extension has been granted as permitted hereunder), on or before the Closing Date, and shall pay all Taxes (including estimated Taxes) due on such Tax Returns (or due with respect to Tax Returns for which an extension has been granted as permitted hereunder) or which are otherwise required to be paid at any time prior to or during such period. Such Tax Returns shall be prepared in accordance with the most recent Tax practices as to elections and accounting methods, subject to Parent’s consent, which shall not be unreasonably withheld or delayed.

(b)    Notification of Tax Proceedings.    Between the date of this Agreement and the Closing Date, the Company, to the extent the Company or a director or officer (or employee responsible for Tax matters) of any of the Company and its Subsidiaries has knowledge of the commencement or scheduling of any Tax audit, the assessment of any Tax, the issuance of any notice of Tax due or any bill for collection of any Tax due or the commencement or scheduling of any other administrative or judicial proceeding with respect to the determination, assessment, or collection of any Tax of the Company or its Subsidiaries, shall provide prompt notice to Parent of such matter, setting forth information (to the extent known) describing any asserted Tax liability in reasonable detail and including copies of any notice or other documentation received from the applicable Tax authority with respect to such matter.

(c)    Tax Elections, Waivers, and Settlements.    The Company shall not, and shall cause each Target Company and its Subsidiaries not to, take any of the following actions with respect to a Target Company or its Subsidiaries without Parent’s consent:

(i)    make, revoke or amend any Tax election;

(ii)    execute any waiver of restrictions on assessment or collection of any Tax; or

(iii)    enter into or amend any agreement or settlement with any Tax authority.

(d)    Termination of Existing Tax-Sharing Agreements.    All Tax-sharing agreements or similar arrangements with respect to or involving a Target Company and its Subsidiaries shall be terminated with respect to the Target Company and its Subsidiaries on the Closing Date, and, after the Closing Date, neither Parent and its Affiliates, on the one hand, nor the Target Company or its Subsidiaries, on the other, shall be bound thereby or have any liability thereunder to the other party for amounts due in respect of such agreements and arrangements.

7.2.    Post-Closing Tax Covenants; Indemnity.

(a)    Tax Return Filing and Payment of Pre-Closing/Post-Closing Taxes.

(i)    Parent shall prepare and timely file all Tax Returns of each Target Company and their Subsidiaries for the Straddle Period (as defined in Section 7.2(b)). Parent shall pay and discharge all Taxes shown to be due on such Tax Returns. No later than ten Business Days prior to the due date of a

Straddle Period Tax Return for a Target Company or its Subsidiaries, the Company shall pay to Parent the amount of Taxes shown due which is attributable to the pre-Closing portion of the Straddle Period less estimated Tax payments made prior to the Closing Date. The Company shall prepare, and with Parent’s cooperation, timely file all Tax Returns of such Target Company and their Subsidiaries for all pre-Closing periods for which Tax Returns have not been filed as of the Closing Date. The Company shall pay and discharge all Taxes shown to be due on the pre-Closing Tax Returns before the same shall become delinquent and before penalties accrue thereon except to the extent estimated Tax payments have previously been made with respect to such Taxes.

(ii)    The Tax Returns referred to in the preceding paragraph shall be prepared in a manner consistent with past practice, unless a contrary treatment is required by an intervening change in the applicable law. Parent or the Company shall cause a copy of any Tax Return that is required to be filed by it, under the preceding paragraph, together with all relevant workpapers and other information, to be made available to the other party for review and approval no later than 20 Business Days prior to the due date for the filing of such Tax Return (taking into account proper extensions) and such approval not to be unreasonably withheld. An exact copy of any such Tax Return filed by Parent or the Company and evidence of payment of such Taxes shall be provided to the other party no later than 10 Business Days after such Tax Return is filed.

(iii)    Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company shall, nor shall they permit any of the Target Companies and their Subsidiaries to, file any amended Tax Return relating to a Target Company or a Subsidiary (or otherwise modify any such Tax Return) with respect to taxable periods ending on or prior to the Closing Date without the written consent of the other party if such amendment adversely affects the other party or such Target Company or any of its Subsidiaries, unless required to do so by law. If any of the Parent, the Company, a Target Company or a Subsidiary is required by law to file an amended Tax Return for a Target Company or a Subsidiary with respect to taxable periods ending on or prior to the Closing Date, and such amended Tax Return adversely affects a Target Company or a Subsidiary or the Parent or its Subsidiaries’ tax attributes or its position in a post-Closing period, the Company and the Parent shall have joint control over the filing of such amended Tax Return.

(b)    Allocation for Straddle Period.    For purposes of this Agreement, the amount of Taxes of a Target Company and its Subsidiaries attributable to the pre-Closing portion of any taxable period beginning before and ending after the Closing Date (the “Straddle Period”) shall be determined based upon a hypothetical closing of the taxable year on such Closing Date with the Closing Date being included in the pre-Closing portion of such Straddle Period; provided, however, real and personal property Taxes (which are not based on income) shall be determined by reference to the relative number of days in the pre-Closing and post-Closing portions of such Straddle Period.

(c)    Representations and Covenants of Parent Related to Tax Treatment of the Mergers.     Parent represents, warrants and covenants as follows: (i) except as otherwise contemplated by the terms of this Agreement, Parent has no plan or intention to reacquire any of the shares of Parent Common Stock issued in the Mergers; (ii) Parent has no current plan or intention to sell or otherwise dispose of or to cause any Target Company to dispose of any of the assets of any Target Company, except for dispositions made in the ordinary course of business or transfers described in Code Section 368(a)(2)(C) and other transfers among members of Partner’s affiliated group; (iii) following the Mergers, Parent will continue each Target Company’s historic business or use a significant portion of each Target Company’s historic business assets in a business (for purposes of this representation, continuation of the historic business of the Company and its Subsidiaries shall be considered continuation of the historic business of each Target Company); (iv) Parent shall treat the Mergers as a tax-free reorganization as defined in Section 368(a) of the Code for all tax purposes until there has been a determination (as defined in Section 1313 of the Code) requiring an alternative characterization of such transactions or unless otherwise required by law; and (v) the payment of cash in lieu of fractional shares of Parent common stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration.

(d)    Representations and Covenants of Company Related to Tax Treatment of the Mergers.    The Company represents, warrants and covenants as follows: (i) the Company has adopted a valid plan of reorganization with respect to the transactions contemplated herein; (ii) the stock of the Target Companies represents and at the Effective Time will represent at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company and the Company has received or shall receive prior to Closing an opinion from its investment banker to this effect, which the Company will make available to Parent; (iii) the Company will distribute to its shareholders the Parent Common Stock and other property it receives pursuant to the Mergers, as well as its cash and other property, in pursuance of its plan of reorganization; (iv) the Company is not an investment company as defined in Section 368(a)(2)(F) of the Code; and (v) the transactions contemplated by this Agreement would have qualified as a tax-free reorganization under Section 368(a)(1)(C) of the Code if they had been completed immediately prior to the formation of the Target Companies. For purposes of the covenant contained in clause (ii) of this subparagraph, amounts used by the Company to pay its reorganization expenses, amounts paid by the Company to its shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends) made by the Company immediately before the Effective Time will be included as assets of the Company.

(e)    Indemnification.

(i)    Notwithstanding anything to the contrary in Article IX, the Company agrees to indemnify and hold harmless the Indemnified Parties (as defined in Section 9.2) (including following the Closing, the Target Companies, their Subsidiaries and the successors to the foregoing and their respective stockholders, officers, directors, employees and agents) from and against any and all Losses (as defined in Section 9.2(a)), asserted against, or paid, suffered or incurred by any Indemnified Party which, directly or indirectly, arise out of, result from, are based upon or relate to: (A) the inaccuracy, untruth or incompleteness, as of the date of this Agreement or the Closing Date, of any of the representations or warranties made in Section 2.12; (B) any Taxes imposed on the Company and its Subsidiaries or asserted against the properties, income, or operations of the Company and its Subsidiaries for any taxable period of the Company and its Subsidiaries ending on or prior to the Closing Date, including the pre-Closing portion (as allocable pursuant to Section 7.2(b)) of any Straddle Period and any Taxes imposed on Parent, any Target Company or its Subsidiaries as a result of the failure of the Mergers to qualify as a tax-free reorganization under Section 368 of the Code (or any similar provision of state, local or foreign law), other than Taxes imposed on Parent, any Target Company or any of their respective Subsidiaries as a result of its non-succession to the net operating loss carryovers of the Company under Section 381 of the Code or any similar provision of state or local law by reason of such failure; (C) Taxes of another Person claimed from a Target Company and its Subsidiaries as a result of any Target Company or their Subsidiaries or their predecessors being included prior to the Closing Date in a combined, consolidated or unitary tax group under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or, as a transferee or successor, by contract or otherwise; and (D) the Company’s obligations for any Transfer Taxes pursuant to Section 7.2(i) hereof;

(ii)    Parent agrees to indemnify and hold harmless the Company (and its successors and stockholders, officers, directors, employees and agents, if any, as the case may be), from and against any and all Losses asserted against, or paid, suffered or incurred by any of them which, directly or indirectly, arise out of, result from, are based upon or relate to: (x) any Taxes imposed on or in respect of the operations of the Target Companies or their Subsidiaries for any taxable periods commencing after the Closing Date, including the post-Closing portion (as allocable pursuant to Section 7.2(b)) of any Straddle Period or (y) any breach of Parent’s representations and covenants contained in Section 7.2(c).

(f)    Tax Contest.

(i)    Parent or the applicable Indemnified Party shall notify the Company in writing within 30 calendar days of receipt of written notice of any pending or threatened Tax examination, audit or other administrative or judicial proceeding (a “Tax Contest”) that could reasonably be expected to result in an indemnification obligation under Section 7.2(e); provided, however, that a failure to give such notice shall not affect Parent’s or such Indemnified Party’s right to indemnification pursuant to Section 7.2(e) unless such failure or delay shall have materially and adversely affected the indemnifying party’s ability to defend against, settle, or satisfy any action, suit or proceeding against it, or any damage, loss, claim or demand for which Parent or the applicable Indemnified Party is entitled to indemnification hereunder.

(ii)    If a Tax Contest relates to any pre-Closing taxable period, the Company shall at its expense control the defense and settlement of such Tax Contest. To the extent the Company does not assume the defense and settlement of any Tax Contest referred to in the preceding sentence, Parent may defend such Tax Contest in the manner it deems appropriate including, but not limited to, settling such Tax Contest after giving the Company 5 calendar days’ prior written notice setting forth the terms and conditions of such settlement. Notwithstanding the foregoing, the Company shall not agree to any settlement concerning Taxes for a pre-Closing taxable period which may adversely impact Parent, a Target Company or any Subsidiary for a post-Closing period or the Tax attributes of Parent, a Target Company or any Subsidiary without the prior written consent of Parent.

(iii)    If a Tax Contest relates to any Straddle Period, Parent and the Company shall jointly control the defense and settlement of such Tax Contest, and all fees and expenses related to such joint representation shall be paid equally by Parent, on the one hand, and the Company, on the other hand.

(g)    Cooperation.    The Company and Parent agree to furnish or cause to be furnished to each other, and upon request, as promptly as practicable, such information and assistance (including access to books and records) as is reasonably necessary for preparation of any Tax Return, claim for refund or audit, and the prosecution or defense of any claim, suit or proceeding relating to any Target Company’s or their Subsidiaries’ Tax liability. The requesting party shall bear all out-of-pocket costs and expenses reasonably incurred by the other party hereto in providing such assistance.

(h)    Disputes.    In the event that a dispute arises between the Company and Parent as to the amount of Taxes or indemnification or any matter relating to Taxes attributable to a Target Company and their Subsidiaries, the parties shall attempt in good faith to resolve such dispute, and any agreed upon amount shall be paid to the appropriate party. If such dispute is not resolved 30 calendar days thereafter, the parties shall submit the dispute to an independent accounting firm mutually chosen by Parent and the Company for resolution, which resolution shall be final, conclusive and binding on the parties. Notwithstanding anything in the Agreement to the contrary, the fees and expenses of the independent accounting firm in resolving this dispute shall be borne equally by the Company and Parent.

(i)    Transfer Taxes.    The Company shall be responsible for the filing of Tax Returns (including any documentation) with respect to all transfer, documentation, sales, use, stamp, registration, and similar Taxes incurred in connection with this Agreement or any transaction contemplated thereby and the payment of any such Taxes.

(j)    Character of Payments.    To the extent permitted by applicable law, the parties agree that any indemnification payments (and/or payments or adjustments) made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the purchase price.

(k)    Survival.    The representations and warranties contained in Section 2.12 and the obligations of the parties set forth in this Article VII shall survive until the 90th day after the expiration of the applicable statute of limitations with respect to the Taxes in question including all periods of extension, whether automatic or permissive.

(l)    Extension Following Delivery of Claim Notice.    Notwithstanding anything herein to the contrary, any representation, warranty, covenant and agreement relating to any Tax matter, which is the subject of a claim asserted in writing prior to the expiration of the applicable survival period, shall survive with respect to such claim or any dispute with respect thereto until the final resolution thereof.

(m)    Exclusive Tax Remedy.    Notwithstanding anything to the contrary in this Agreement, absent fraud, the parties to this Agreement acknowledge and agree that the sole and exclusive remedy with respect to any and all claims relating to Taxes shall be pursuant to the provisions set forth in this Article VII including any claim resulting from a breach or inaccuracy of representations and warranties relating to Taxes, and to the extent there is any conflict between provisions of Article VII and provisions of other Sections of this Agreement with respect to issues or claims relating to Taxes, the provisions of this Article VII shall control.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1.    Conditions to the Obligations of Parent and the Merger Subs.    The obligation of Parent and the Merger Subs to effect the Mergers and the other transactions contemplated by this Agreement is subject to the fulfillment on or prior to the Closing of each of the following conditions (all or any of which may be waived by Parent in its sole discretion):

(a)    Performance of Obligations; Representations and Warranties.    The Company and each of the Target Companies shall have performed and complied with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them prior to or at the Closing, and each of the Company’s representations and warranties contained in this Agreement shall be true and correct in all material respects (if not qualified by materiality or by reference to a Material Adverse Effect) and in all respects (if qualified by materiality or by reference to a Material Adverse Effect) as of the Closing Date as though made on and as of the Closing Date, or in the case of representations and warranties made as of a specified date earlier than the Closing Date, shall be true and correct in all material respects (if not qualified by materiality or by reference to a Material Adverse Effect) and in all respects (if qualified by materiality or by reference to a Material Adverse Effect) on and as of such date and the Company shall have delivered to Parent a certificate, dated as of the Closing Date to such effect, substantially in the form attached hereto as Exhibit D.

(b)    Opinions of Counsel.    Parent shall have received the favorable written opinions each dated the Closing Date from the Company’s outside counsel as to the matters set forth on the attachment to Exhibit E in a form reasonably satisfactory to counsel for Parent.

(c)    Resignations.    Parent shall have received the written resignation of the individuals set forth on Exhibit F, each effective at the Effective Time.

(d)    Consents.    Parent shall have been furnished with evidence satisfactory to it of the consent, approval or waiver of those Persons listed on Schedule 8.1(d)(i) attached hereto and the Company shall use its best efforts to obtain the consent, approval or waiver of the Persons listed on Schedule 8.1(d)(ii) attached hereto and all other Persons whose consent, approval or waiver shall be required in connection with the Mergers and the other transactions contemplated by this Agreement under any Target Company Material Contract. Each of such consents, approvals and waivers (i) shall be in form and substance reasonably satisfactory to Parent, (ii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (iii) shall be in full force and effect.

(e)    Governmental Approvals.    Each of Parent, the Company, the Target Companies, the Merger Subs and their respective Subsidiaries shall have timely obtained from each Governmental Entity all approvals, non-objections, waivers and consents, if any, necessary for consummation of or in connection with the Mergers and the other transactions contemplated by this Agreement and no such approval, non-objection, waiver or consent shall contain any condition that Parent reasonably determines to be unduly burdensome or otherwise alters the benefits for which Parent bargained in this Agreement.

(f)    Injunctions, Etc.    No temporary restraining order, preliminary or permanent injunction or other order issued, enacted, promulgated, enforced or entered by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of either of the Mergers or the other transactions contemplated by this Agreement shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or Laws and Regulations or orders enacted, entered, enforced or deemed applicable to any of the Mergers or the other transactions contemplated by this Agreement, which prevents or prohibits the consummation of either of the Mergers or the other transactions contemplated by this Agreement.

(g)    Good Standing Certificates.    The Company and each Target Company shall have delivered to Parent for each Target Company and their respective Subsidiaries (a) copies of the certificates or articles of incorporation (or other comparable corporate organizational documents), including all amendments thereto, of such company certified by the appropriate official of the jurisdiction of incorporation or formation, (b) certificates from the appropriate official of the respective jurisdictions of incorporation or formation to the effect that each such Company is in good standing or subsisting in such jurisdiction, listing all charter documents of such Company on file and attesting to its payment of all franchise or similar Taxes, and (c) a certificate from the secretary of state or other appropriate official in each jurisdiction in which such Company is qualified or admitted to do business to the effect that the applicable company, is duly qualified or admitted and in good standing in such jurisdiction.

(h)    Management Retention Agreements.    The Management Retention Agreements shall be in full force and effect, and none of the parties thereto (other than Parent) shall have indicated an intention to repudiate, terminate or challenge the enforceability of any of those agreements.

(i)    Escrow Agreement.    The Escrow Agreement shall have been duly executed and delivered by the parties thereto.

(j)    HSR Act.    Any waiting period (and any extension thereof) applicable to the consummation of the Mergers or the consummation of the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(k)    NASD Approval.    Each of Parent and the applicable Target Company shall have obtained from the NASD approval to continue to operate as a broker-dealer following the change in ownership and control of such Target Company and its Subsidiaries contemplated by this Agreement.

(l)    Orderly Distribution and Lock-Up Agreement.    The Company shall have executed and delivered to Parent a copy of the Orderly Distribution and Lock-Up Agreement attached hereto as Exhibit G.

(m)    Invoices.    Parent shall have received the Invoices required to be delivered pursuant to Section 11.1 of this Agreement.

(n)    MarketXT Subscriber Agreement.    The MarketXT Subscriber Agreement by and between Parent, or an affiliate thereof and MarketXT, a wholly-owned Subsidiary of the Company, shall be amended and duly executed and delivered by the parties hereto.

(o)    Assignments.    The Company or its Subsidiary shall have validly assigned to a Target Company or one of its Subsidiaries the contracts, agreements, personal property and other assets listed on Schedule 8.1(o)(i) attached hereto and the Company shall use its best efforts to have validly assigned to a Target Company or one of its Subsidiaries the contracts, agreements, personal property and other assets listed on Schedule 8.1(o)(ii) attached hereto. Each of such assignments shall (i) be in form and substance reasonably satisfactory to Parent and (ii) shall be in full force and effect.

(p)    Terminations.    Parent shall have been furnished with evidence satisfactory to it of the termination of the contracts and agreements listed on Schedule 8.1(p) attached hereto.

(q)    Second TRK Call Option.    The Company shall have assigned the Second TRK Call Option to a Target Company or one of its Subsidiaries. The assignment shall (i) be in form and substance reasonably satisfactory to parent and (ii) shall be in full force and effect.

(r)    TRK Arrangements.    The Company, the Target Companies and their respective Subsidiaries and TRK and the TRK Executives shall have entered into an agreement, in form and substance satisfactory to Parent in its sole discretion, with respect to the ongoing relationship of the business of the Target Companies, their respective Subsidiaries and TRK following the Closing, including resolution of the Second TRK Put Option, the Significant Disposition Payment Amount and the Put Termination Right.

(s)    Amended Copyright Assignment Agreement.    The Company shall have recorded an amended copyright assignment agreement, in form and substance reasonably satisfactory to Parent, assigning the copyright “ENTIRE QUOTESAVER” (Txu 896-803) to TTLLC.

(t)    License Agreement.    The License Agreement shall have been duly executed and delivered by the parties thereto.

(u)    Clearing Agreement.    An agreement relating to joint clearing arrangements among Parent and its Subsidiaries and MarketXT shall have been duly executed and delivered by the parties thereto; which provides that while such joint clearing agreement is in place MarketXT will be charged clearing and execution fees which are equal to those incurred by Momentum. Such agreement will remain in place until there is a sale or change of control of MarketXT by its current owners.

8.2.    Conditions to the Obligations of the Company and the Target Companies.    The obligation of the Company and the Target Companies to effect the Mergers and the other transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Closing of each of the following conditions (all of which may be waived by the Company in its sole discretion).

(a)    Performance of Obligations; Representations and Warranties.    Parent and the Merger Subs shall have performed and complied with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them prior to or at the Closing and each of the representations and warranties of Parent contained in this Agreement shall be true and correct, in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, shall have been true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) on and as of such date and Parent shall have delivered to the Company a certificate dated the Closing Date executed on behalf of Parent by an authorized signatory to such effect, substantially in the form attached hereto as Exhibit K.

(b)    Opinion of Counsel.    The Company shall have received the favorable written opinion, dated the Closing Date, from counsel for Parent, as to the matters set forth on the attachment to Exhibit H in a form reasonably satisfactory to counsel for the Company.

(c)    Governmental Approvals.    Each of Parent, the Company, the Target Companies, and their respective Subsidiaries shall have timely obtained from each Governmental Entity all approvals, non-objections, waivers and consents, if any, necessary for consummation of or in connection with the Mergers and the other transactions contemplated by this Agreement and no such approval, non-objection, waiver or consent shall contain any condition that the Company reasonably determines to be unduly burdensome or otherwise alters the benefits for which the Company bargained in this Agreement.

(d)    Injunctions, Etc.     No temporary restraining order, preliminary or permanent injunction or other order issued, enacted, promulgated, enforced or entered by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of either of the Mergers or the other transactions contemplated by this Agreement shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or Laws and Regulations or orders enacted, entered, enforced or deemed applicable to any of the Mergers or the other transactions contemplated by this Agreement, which prevents or prohibits the consummation of either of the Mergers, the Blair Interest Purchase or the other transactions contemplated by this Agreement.

(e)    Escrow Agreement.    The Escrow Agreement shall have been duly executed and delivered by the parties thereto.

(f)    HSR Act.    Any waiting period (and any extension thereof) applicable to the consummation of the Mergers and the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(g)    NASD Approval.    Each of Parent and the applicable, Target Company shall have obtained from the NASD approval to continue to operate as a broker-dealer following the change in ownership and control of such Target Company and its Subsidiaries contemplated by this Agreement.

(h)    MarketXT Subscriber Agreement.    The MarketXT Subscriber Agreement by and between Parent, or an affiliate thereof and MarketXT, a wholly-owned Subsidiary of the Company, shall be amended and duly executed and delivered by the parties hereto.

(i)    Clearing Agreement.    An agreement relating to joint clearing arrangements among Parent and its Subsidiaries and MarketXT shall have been duly executed and delivered by the parties thereto; which provides that while such joint clearing agreement is in place MarketXT will be charged clearing and execution fees which are equal to those incurred by Momentum. Such agreement will remain in place until there is a sale or change of control of MarketXT by its current owners.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1.    Survival.

(a)    Representations and Warranties of Parent and the Company.    Subject to the provisions of Section 7.2(k), all of the representations and warranties of Parent and the Company contained in or made pursuant to this Agreement shall survive the Closing and shall remain operative and in full force and effect for a period of two years after the Closing Date (such period being referred to as the “Indemnity Period”) with the exception of the representations and warranties contained in Sections 2.1(a), 2.1(b), 2.1(c), 2.2, 2.3(a), 2.21. 3.1 and the last sentence of Section 3.2 which shall survive the Closing and shall remain operative and in full force and effect indefinitely, in each case, regardless of any investigation or statement as to the results thereof made by or on behalf of any Person before or after the Closing.

(b)    Covenants and Agreements of the Parties.    Each covenant and agreement contained in this Agreement shall survive the Closing until the date which is 90 days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely.

(c)    Extension following Delivery of a Claim Notice.    Notwithstanding anything herein to the contrary, any representation, warranty, covenant or agreement which is the subject of a claim which is asserted in writing prior to the expiration of the applicable survival period shall survive with respect to such claim or any dispute with respect thereto until the final resolution thereof.

9.2.    Indemnification.

(a)    Subject to the limitations contained in this Article IX, the Company shall indemnify and hold harmless Parent and its Subsidiaries (including, following the Closing, the Target Companies and their respective Subsidiaries) and their respective employees, agents, directors, and Affiliates and the employees, agents, directors, officers and Affiliates (collectively, the “Indemnified Parties”) from and against any and all damages, claims, losses (including loss of value), expenses, costs, obligations and liabilities, including without limitation liabilities for all reasonable attorneys’, accountants’, and experts’ fees and expenses including those incurred to enforce the terms of this Agreement or any Collateral Document (collectively, “Losses”), asserted against, or paid, suffered or incurred by any Indemnified Party which, directly or indirectly, arise out of, result from, are based upon or relate to: (i) the inaccuracy, untruth or incompleteness, as of the date of this Agreement or the Effective Time, of any representation or warranty made or deemed to have been made by the Company in this Agreement (other than Section 2.12, which shall be dealt exclusively pursuant to Section 7.2); provided, however, that if any such representation or warranty (other than those contained in Section 2.5(i)) is qualified in any respect by materiality or Material Adverse Effect, for purposes of this paragraph such materiality or Material Adverse Effect qualification will in all respects be ignored; (ii) any failure by the Company or any Target Company (with respect to pre-Closing periods) to perform or fulfill any of its covenants or agreements set forth in this Agreement; (iii) the transactions described on Schedule 9.2(a)(i); and (iv) the items listed on Schedule 9.2(a)(ii).

(b)    Parent shall indemnify and hold harmless the Company, its employees, agents, directors, officers, Subsidiaries and its Affiliates and the employees, agents, directors and officers of its Affiliates from and against any and all Losses asserted against, or paid, suffered or incurred by the Company which, directly or indirectly, arise out of, result from, are based upon or relate to: (i) the inaccuracy, untruth or incompleteness, as of the date of this Agreement or the Effective Time, of any representation or warranty made by the Parent in this Agreement or (ii) any failure by Parent to perform or fulfill any of its covenants or agreements set forth in this Agreement.

9.3.     Limitation of Liability; Disposition of Escrow Fund.

(a)    After the Closing, the Indemnified Parties’ rights to indemnification under Section 9.2 shall be subject to the following limitations: (i) in no event shall the aggregate amount to be paid to the Indemnified Parties under Section 9.2(a)(i) or 9.2(a)(ii) exceed the value of the Escrow Shares and any cash or other property held in escrow pursuant to the Escrow Agreement from time to time (the “Indemnity Amount”) and (ii) the Indemnified Parties shall be entitled to recover any Loss otherwise recoverable pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) only to the extent the aggregate of Losses otherwise recoverable pursuant to such Sections exceeds $1,000,000 in the aggregate and then only for the amount of such excess (the “Deductible Amount”). For purposes of clarification, the limitations contained in this Section 9.3(a), including the Indemnity Amount and the Deductible Amount, shall not apply to any claim for indemnification made by the Indemnified Parties pursuant to Section 7.2(e), Section 9.2(a)(iii) or Section 9.2(a)(iv) of this Agreement; provided, however, that Parent agrees that the Indemnified Parties shall first proceed against the Escrow Shares before making any claim pursuant to Section 7.2(e), Section 9.2(a)(iii) or Section 9.2(a)(iv) of this Agreement against any other portion of the Parent Common Stock issued to the Company or any other assets or properties of the Company.

(b)    In no event will the Company be required to satisfy any claims made by the Indemnified Parties pursuant to Sections 9.2(a)(i) and 9.2(a)(ii) of this Agreement other than by surrendering Escrow Shares, cash or other property held in escrow pursuant to the terms of the Escrow Agreement for the account of the Company. This Section 9.3(b) shall not apply to any other indemnification claims brought by the Indemnified Parties pursuant to any other provision of this Agreement.

(c)    Notwithstanding anything to the contrary contained in this Agreement, the Indemnified Parties shall not be entitled to make a claim for indemnification for any Losses that are otherwise accounted for in the calculation of Net Income.

9.4.     Notice of Claims.    If any of the Indemnified Parties believes that it has suffered or incurred any Loss, it shall notify the Escrow Agent and the Company promptly in writing (at the addresses set forth herein), and in any event within the applicable time period specified in Section 9.1, describing such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred. If any legal action is instituted by a third party with respect to which any of the Indemnified Parties intend to claim indemnity under this Article, such Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to notify the Escrow Agent and the Company of such legal action. In any event, a failure or delay in notifying the Company shall not affect the Indemnified Party’s right to indemnity, except only to the extent such failure or delay materially and adversely prejudices the ability to defend against any legal action.

9.5.    Defense of Third Party Claims.    Because the right to indemnity is limited as provided herein, the Indemnified Parties shall have the right to conduct and control, through counsel of their own choosing, reasonably acceptable to the Company, any third party legal action or other claim, but the Company may, at its or their election, participate in the defense thereof at its sole cost and expense; provided, however, that if the Indemnified Parties shall fail to defend any such legal action or other claim, then the Company may defend, through counsel of its own choosing, such legal action or other claim, and so long as it gives the Indemnified Parties at least 15 days’ notice of the terms of the proposed settlement thereof and permits the Indemnified Parties to then undertake the defense thereof, except as set forth below, settle such legal action or other claim and recover out of the Indemnity Amount the amount of such settlement or of any judgment and the costs and expenses of such defense. None of the Indemnified Parties, the Company or the Target Companies shall compromise or settle any such legal action or other claim without the prior written consent of the other, which consent shall not be unreasonably withheld, except that under no circumstances shall any Indemnified Party be required to consent to the entry of an order for injunctive or other non-monetary relief. All costs and expenses reasonably incurred in defending any such third party legal action or other claim, including the amount of any settlement or of any judgment, shall be paid out of the Indemnity Amount.

9.6.    Payment; Set-Off.

(a)    In the event the Company is obligated to make any payment to the Indemnified Parties in respect of the indemnity granted pursuant to Section 7.2 or this Article IX, the Company shall be permitted to satisfy such obligation (i) through the payment of cash; (ii) by delivering from the escrow a number of Escrow Shares or other property of value held therein, in each case, as calculated in accordance with the terms of the Escrow Agreement; or (iii) by delivering other shares of Parent Common Stock.

(b)    In addition to Parent’s right to proceed against the Escrow Shares for indemnification claims pursuant to Section 7.2(e), 9.2(a)(iii) and 9.2(a)(iv), if the Escrow Shares are not available or have been released to the Company pursuant to the Escrow Agreement, Parent may reduce and withhold a portion of the Contingent Payment in an amount equal to the Losses claimed pursuant to such sections until such time as any dispute with respect to such claims is resolved or paid. If such claims are determined in favor of Parent and the full amount of Losses with respect to such claims are not paid by the Company, Parent may retain and will have no obligation to issue to the Company that portion of the Contingent Payment equal to the amount of such unpaid Losses.

9.7.    Exclusive Remedy.    Except as provided in Section 7.2(e), the parties hereto agree that the remedies provided by this Article IX shall be the sole and exclusive remedy of Parent following the Closing for the subject matter covered by such indemnification and any claim arising under this Agreement.

ARTICLE X

TERMINATION; EFFECT OF TERMINATION

10.1.    Termination.    This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:

(a)    by mutual written agreement of the parties hereto;

(b)    by either Parent or the Company, if, the Closing shall not have occurred on or before December 31, 2002 or such later date as the parties may agree (provided that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c)    by Parent, if the Company shall breach any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 8.1(a) not to be satisfied and such breach shall not have been cured within ten (10) business days of receipt by such party of written notice of such breach; provided, however, that the right to terminate this Agreement by Parent shall not be available to Parent if Parent is at that time in material breach of this Agreement;

(d)    by the Company, if Parent shall breach any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 8.2(a) not to be satisfied and such breach shall not have been cured within ten (10) business days following receipt by Parent of written notice of such breach; provided, however, that the right to terminate this Agreement by the Company shall not be available to the Company where the Company or other Target Company is at that time in material breach of this Agreement;

(e)    by either the Company or Parent upon written notice to the other party, thirty (30) days after the date on which any application, notice or other request for approval, non-objection or consent required to be filed with a Governmental Entity shall have been denied, objected to or withdrawn at the request or recommendation of the Governmental Entity, unless within the thirty (30) day period following such denial, objection or withdrawal, the parties hereto agree to file, and have filed, with the applicable Governmental Entity, a petition for re-hearing or an amended application, notice or other request for approval, non-objection or consent; provided, however, that no party should have a right to terminate this Agreement, pursuant to this Section 10.1(e) if such denial, objection, or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement; and

(f)    by either Parent or the Company if any permanent injunction or other order of a court or other competent authority preventing the consummation of any of the Mergers shall have become final and nonappealable.

10.2.    Effect of Termination.    (a)    If this Agreement is validly terminated by either the Company or Parent pursuant to Section 10.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of any of the Company, the Target Companies, Parent or the Merger Subs (or any of their respective Representatives or Affiliates), except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties, or covenants or agreements set forth in this Agreement; provided that (a) the provisions of Section 4.4(b) (Confidentiality), Section 11.1 (Expenses), Section 13.1 (Press Releases), Section 13.7 (Governing Law) and this Section 10.2 shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party from liability for fraud or willful breach in connection with this Agreement or the transactions contemplated hereby.

ARTICLE XI

FEES AND EXPENSES

11.1.    Payment of Expense.    Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, brokers, finders, agents, accountants and legal counsel) shall be paid by the party incurring such expense. In no event shall Parent or any of the Target Companies be liable (before or after the Closing) for any fees and expenses of the Company relating to the transactions contemplated by this Agreement. In addition, the unpaid fees and expenses of all brokers, investment bankers, financial advisors, attorneys and accountants engaged in connection with the preparation and negotiation of this Agreement or the transactions contemplated hereby and whose compensation is payable by any of the Target Companies or the Company shall be reflected on invoices (the “Invoices”) submitted to Parent on or prior to the Closing Date, which Invoices shall include confirmation that no further compensation beyond the amount reflected in the Invoice is or will be payable by the Company (or either of the Target Companies or any of their Subsidiaries).

ARTICLE XII

DEFINITIONS

12.1.    Definitions.    As used in this Agreement the terms set forth below shall have the following meanings:

“Affiliate”    (i) with respect to any specified Person, means such person’s relatives, beneficiaries, spouse or ex-spouse or any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and (ii) with respect to a legal entity such as a corporation, partnership, or limited liability corporation, has the same meaning as specified under Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

“Average Pre-Closing Price of Parent Common Stock” means the average of the Closing Price of Parent Common Stock for the ten consecutive Trading Days ending on the Trading Day two days immediately prior to the Effective Time; provided, however, that if the Average Pre-Closing Price of Parent Common Stock is equal to or less than the Collar Price, then the Average Pre-Closing Price of Parent Common Stock shall be the Collar Price.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which banks in New York State are required to close.

“Closing Price of Parent Common Stock” means, for any day, the closing sale price per share on that day of Parent Common Stock on the New York Stock Exchange as reported in The Wall Street Journal (or, if not reported in The Wall Street Journal, as reported by another authoritative source designated by Parent).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collar Price” shall mean $8.5106.

“Collateral Documents” shall mean the Management Retention Agreements, the Escrow Agreement, the Orderly Distribution and Lock-Up Agreement, and any other agreement, instrument, certificate, memorandum, schedule or other document delivered by a Person or any of its respective directors, officers, employees or trustees pursuant to this Agreement or in connection with the Mergers or the transactions contemplated by this Agreement.

“Control” means the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Environmental and Safety Laws” means any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other Persons, including the public.

“Escrow Agent” shall mean a national bank or trust company designated by Parent and reasonably acceptable to the Company.

“Escrow Agreement” shall mean an agreement substantially in the form of Exhibit I, executed and delivered at the Closing.

“Final Contingent Amount” shall mean that number of shares of Parent Common Stock equal to the quotient of (i) the Final Period Cash Amount divided by (ii) the Average Pre-Closing Price of Parent Common Stock, provided, however, that in no event shall the Final Contingent Amount exceed fourteen million one hundred thousand (14,100,000) shares of Parent Common Stock.

“Final Period Cash Amount” shall mean the product of (i) ten (10) times (ii) the Final Period Overage, provided, however, that if such product exceeds one hundred and twenty million dollars ($120,000,000) then the Final Period Cash Amount shall equal one hundred and twenty million dollars ($120,000,000).

“Final Period Net Income” shall mean the Net Income of the Target Companies for the period from January 1, 2003 through December 31, 2003.

“Final Period Overage” shall mean that amount by which the Final Period Net Income exceeds ten million dollars ($10,000,000), rounded down to the nearest dollar amount.

“Final Period Revenue Target” shall mean Target Company Revenues for the period January 1, 2003 through December 31, 2003 of at least sixty million dollars ($60,000,000).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Initial Contingent Amount” shall mean that number of shares of Parent Common Stock equal to the quotient of (i) the Initial Period Cash Amount divided by (ii) the Average Pre-Closing Price of Parent Common Stock, provided, however, that in no event shall the Initial Contingent Amount exceed seven million fifty thousand (7,050,000) shares of Parent Common Stock.

“Initial Period Cash Amount” shall mean the product of (i) ten (10) times (ii) the Initial Period Overage, provided, however, that if such product exceeds sixty million dollars ($60,000,000) then the Initial Period Cash Amount shall equal sixty million dollars ($60,000,000).

“Initial Period Net Income” shall mean the Net Income of the Target Companies for the period July 1, 2002 through December 31, 2002.

“Initial Period Overage” shall mean that amount by which the Initial Period Net Income exceeds four million five hundred thousand dollars ($4,500,000), rounded down to the nearest dollar amount.

“Initial Period Revenue Target “ shall mean Target Company Revenues for the period July 1, 2002 through December 31, 2002 of at least thirty million dollars ($30,000,000).

“Intellectual Property” means (i) all names, including names of all entities owned or product names previously acquired by either Target Company or any of their respective Subsidiaries, brands, and slogans embodying business or product goodwill or indications of origin, all registered and unregistered trademarks, trade names, service marks and applications therefor (“Marks”), in each case as used or useful in the conduct of either Target Company’s or any of their respective Subsidiaries’ business and all of the goodwill of either Target Company or any of their respective Subsidiaries in conjunction with which such Marks are being used; (ii) all current and future patents, patent applications and inventions to which either Target Company or any of their respective Subsidiaries is or will be an assignee or owner relating to either Target Company’s or any of their respective Subsidiaries’ business, including, but not limited to, any provisional, utility, continuation, continuation-in-part or divisional applications filed in the U.S. or other jurisdiction and all reissues thereof and all reexamination certificates issuing therefrom; (iii) all ownership rights to any copyrightable works, both published and unpublished relating to either Target Company’s or any of their respective Subsidiaries’ business, including all copyright registrations; (iv) all computer and electronic data processing programs and software programs (in both source code and object code form) and related documentation, research projects, computer software under development, software concepts owned and proprietary intellectual property, processes, formulae and algorithms, including all intellectual property used in the ownership, marketing, development, maintenance, support and delivery of the software, all as presently owned or licensed by either Target Company or any of their respective Subsidiaries and used or useful in either Target Company’s or any of their respective Subsidiaries’ business; (vi) all inventions, improvements, developments, modifications and derivative works, know-how and trade secrets owned by either Target Company or any of their respective Subsidiaries or its or their employees and used or useful in either Target Company’s or any of their respective Subsidiaries’ business, whether or not reduced to practice, which either Target Company or any of their respective Subsidiaries, or any employee or former employee of either Target Company or any their respective Subsidiaries, together or individually, alone or in combination with each other or any other Person, has made which relates to either Target Company’s or any their respective Subsidiaries’ business; and (vii) the right to sue for and recover damages, assert, settle and/or release any claims or demands and obtain all other remedies and relief at law or equity for any past, present or future infringement or misappropriation of any of the foregoing.

“Laws and Regulations” means all federal, state, local and foreign and SRO laws, rules, regulations and ordinances, including, without limitation, federal, state local, foreign and SRO laws, rules, regulations and ordinances with respect to the business conducted by any Person and Environmental and Safety Laws.

“Liabilities” means, without limitation, (i) all liabilities that would be included on a balance sheet in accordance with GAAP, (ii) all amounts whether fixed or contingent that are or may be payable to terminate all contracts, agreements (written or oral), leases, or to pay all severance payments under any employment agreements, including employees terminated prior to Closing, (iii) all amounts whether fixed or contingent that are or may be payable to discharge or satisfy any Liens, environmental claims, intellectual property claims, litigation claims, Tax claims, employee benefit plans or claims or any damages, whether known or unknown, that may arise out of or are based on any fact, condition, event or circumstance that existed on or prior to the Closing Date, (iv) all costs, expenses or other amounts that have been or may be incurred by the Company to consummate the transactions contemplated by this Agreement, and (v) any indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, that may be asserted against, and/or payable by, any Person based on any contract, agreement (written or oral), fact, condition, event or circumstance that existed on or prior to the Closing Date; provided, however, that for the purposes of determining the aggregate amount of Liabilities pursuant to this Agreement, any Liability that may fall within more than one of the categories set forth in the preceding sentence shall be counted only once.

“License Agreement” shall mean an agreement substantially in the form of Exhibit J, executed and delivered at the Closing.

“Liens” shall mean any mortgage, pledge, lien, security interest, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind, except for (a) liens for Taxes or governmental charges or claims (i) not yet due and payable or (ii) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor on the Financial Statements; (b) statutory liens of landlords, lien of carriers, warehousemen’s, mechanics and materialmen’s and other liens imposed by law incurred in the ordinary course of business for sums (i) not yet due and payable and (ii) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor on the Financial Statements; (c) liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs in each case in the ordinary course of business consistent with past practice; (d) purchase money security interest incurred in the ordinary course of business, consistent with past practice; and (e) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the ordinary conduct of the Company’s operations and do not or would not materially detract from the value of the property to which such encumbrance relates.

“MarketXT Subscriber Agreement” shall mean an agreement with respect to the provision of ECN services to Parent and certain of its Subsidiaries following the Closing in form and substance reasonably satisfactory to Parent and the Company.

“Material Adverse Effect” shall mean any circumstance, change in or effect on any Person or any of its Subsidiaries that, individually or in the aggregate with any other circumstance, changes in or effects on, such Person or any of its Subsidiaries, is, or would reasonably be expected to be materially adverse to the assets, business, operation, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries taken as a whole; provided, however, that none of the following, to the extent arising after the date of this Agreement, shall constitute a Material Adverse Effect: (i) any circumstance, change or effect affecting generally the United States or world equity markets or any material portion thereof or (ii) any circumstance, change or effect arising out of, resulting from, based upon or relating to the announcement or pendency of the Mergers or compliance with the terms of, or the taking of any action required by, this Agreement.

“MHI Capital Stock” shall mean the Common Stock, $.001 par value per share, of MHI.

“Net Income” shall mean for any fiscal period the consolidated, combined net income of the Target Companies and their respective Subsidiaries after provision for federal and state income taxes determined in accordance with GAAP as applied in the preparation of the financial statements of Parent and its consolidated Subsidiaries for the applicable fiscal period and net of any minority interest of the Class B members and Class C members of Momentum, with the following clarifications and modifications:

(a)    Net income for any fiscal period shall be determined by subtracting from the Target Company Revenues from that period all costs, expenses and charges incurred by the Target Companies and their respective Subsidiaries, including without limitation:

(i)    the costs of execution of securities trades and all clearing charges associated therewith; provided, however, that such costs and charges shall not exceed those costs and charges incurred by the Target Companies and their respective Subsidiaries under their existing arrangements with SouthWest Securities;

(ii)    all royalties and other expenses incurred in connection with the licensing of Intellectual Property by any of the Target Companies or any of their respective Subsidiaries;

(iii)    commissions, payments and all other consideration paid or accrued for payment (cash or non-cash) to brokers, traders, employees and any other Person performing services for the Target Companies or any of their respective Subsidiaries;

(iv)    any costs, charges or expenses relating directly to and any payments payable, paid or accrued for payment to the holders of Class B member interests or Class C member interests issued by Momentum or any future member interests issued by Momentum as a result of any contractual arrangements with the Target Companies or any of their respective Subsidiaries, including, without limitation for this purpose, all amounts accrued as trader payouts on the consolidated financial statements of either Target Company;

(v)    the general corporate and other overhead expenses allocated to the business of the Target Companies and their respective Subsidiaries by Parent in accordance with its practices and policies in effect from time to time as applied to Parent’s other Subsidiaries and business units in the categories and for the purposes set forth on Schedule 1.18(a)(v);

(vi)    without duplication of the amounts set forth in subclauses (iii) or (v) above or subclause (vii) below, any employment related costs associated with personnel employed by or for the benefit of any of the Target Companies or any of their respective Subsidiaries (including for this purpose those personnel added in Parent’s reasonable discretion to improve the risk profile of the business conducted by the Target Companies and their Subsidiaries, including personnel for finance, risk management and compliance) in each case, as set forth on Schedule 1.18(a)(vi);

(vii)    without duplication of the amounts set forth in subclauses (iii) or (vi) above, the fees and expenses of legal and accounting advisors, including compliance advisors and personnel, engaged to perform services in the ordinary course for the business of either Target Company or any of its respective Subsidiaries;

(viii)    any marketing expenses incurred by either Target Company or any of their respective Subsidiaries;

(ix)    except as provided in clause (b)(iii) below, depreciation and amortization charges prior to any purchase price GAAP adjustments;

(x)    interest charges incurred by the Target Companies and their respective Subsidiaries in connection with any financing or capital obligations of the Target Companies or any of their respective Subsidiaries;

(xi)    appropriate charges (determined by Parent in its reasonable discretion) for any capital or other funding (cash or securities) supplied by Parent to meet the capital requirements of the Target Companies and their respective Subsidiaries imposed by any Governmental Entity or SRO which directly regulates the Target Companies or any of their respective Subsidiaries (and does not relate solely to the Office of Thrift Supervision or other banking regulatory authorities); provided, however, that if any such capital or funding is required as a result of a voluntary action by Parent, including as a result of any withdrawal of regulatory capital from any Target Company or any of their respective Subsidiaries, the aggregate amount of any such capital charge will not in any fiscal period exceed 20% per annum calculated on a monthly basis of the gross amount of the capital or other funding provided by Parent;

(xii)    appropriate charges (determined by Parent in its reasonable discretion) for any capital or other funding (cash or securities) supplied by Parent in connection with the acquisition of any Person made by Parent, the Target Companies or any of their respective Subsidiaries that will be consolidated or combined with the business of the Target Companies; provided, however, that the aggregate amount of any such capital charge will not in any fiscal period exceed 20% per annum calculated on a monthly basis of the gross amount of the capital or other funding provided by Parent in connection with any such acquisition; and

(xiii)    any employee termination cost or expense or other costs and expenses relating to severance obligations arising out of any contractual or other arrangement entered into or agreed to by either Target Company or any of their respective Subsidiaries at or prior to the Effective Time.

(b)    The calculation of Net Income shall exclude the effects of the following items:

(i)    any expenses directly incurred by or on behalf of the Target Companies and their respective Subsidiaries in connection with the acquisition of the Target Companies by Parent at or prior to the Effective Time;

(ii)    intercompany charges between either Target Company or any of their respective Subsidiaries and Parent other than those charges agreed to by the Operating Committee in writing;

(iii)    any additional or reduced depreciation, amortization or other expense resulting from the write-up or write-down of any asset and any amortization of good will or other intangibles relating to the acquisition of the Target Companies by Parent;

(iv)    any writeoffs of reserves reflected on the opening consolidated balance sheet of either Target Company, as adjusted by Parent, made pursuant to purchase accounting under GAAP in connection with the acquisition of the Target Companies by Parent;

(v)    any writeoffs of overaccruals reflected on the opening consolidated balance sheet of either Target Company, as adjusted by Parent, made in conjunction with the purchase price GAAP adjustment;

(vi)    any expenses incurred by or on behalf of Parent in connection with the acquisition of the Target Companies by Parent;

(vii)    any portion of trading losses allocable to the holders of Class B member interests or Class C member interests issued by Momentum or any future member interests issued by Momentum, in each case pursuant to contractual arrangements with the Target Companies or any of their respective Subsidiaries;

(viii)    except as otherwise specifically provided for in this Agreement, any costs and expenses relating directly to the integration, rationalization and consolidation of the Target Companies and their respective Subsidiaries with Parent or any of its Subsidiaries; and

(ix)    any expenses related to the downsizing of the Houston, Texas office of Momentum in an aggregate amount not to exceed $500,000.

(c)    The net income of the Target Companies and their respective Subsidiaries shall not include any benefits of the consolidation of services or facilities or other rationalization of the Target Companies and their respective Subsidiaries subsequent to the acquisition by Parent of the Target Companies if such consolidation of services or facilities or other rationalization imposes any material cost or expense on Parent or any of its Subsidiaries unless and to the extent a portion of the costs and expenses of such activities by Parent are borne by the Target Companies and their respective Subsidiaries and the amount of such benefit is agreed upon by the Operating Committee.

“New TRK Agreement” shall mean that certain agreement dated April 8, 2002 by and among Momentum, the Company, TRK and the TRK Executives.

“Person” shall mean any individual, corporation, partnership, limited partnership, limited liability company, other business organization, trust, association or entity or government agency or authority.

“Property” means all real property leased or owned by the applicable Target Company or their Subsidiaries, as the context requires, either currently or in the past.

“Put and Call Agreement” means the Put and Call Agreement, effective as of December 1, 1999 by and among Momentum, the Company, TRK and the TRK Executives, as modified by the Put Exercise Agreement and the Put Termination Agreement.

“Put Exercise Agreement” means the Put Exercise Agreement, dated August 28, 2001, by and among Momentum, the Company, TRK and the TRK Executives, as modified by the Put Termination Agreement.

“Put Termination Agreement” means the agreement, effective as of January 25, 2002, by and among Momentum, the Company, TRK and the TRK Executives.

“Put Termination Right” means the option to terminate the Second TRK Put Option granted by TRK and the TRK Executives to the Company and its Affiliates pursuant to the Put Termination Agreement.

“Second TRK Call Option” means the right to purchase all TRK Interests owned by TRK and the TRK Executives as of the date of exercise of such option granted to the Company pursuant to the Put and Call Agreement.

“Second TRK Put Option” means the right to require the Company to purchase all TRK Interests owned by TRK and the TRK Executives as of the date of exercise of such option granted jointly and severally to TRK and the TRK Executives pursuant to the Put and Call Agreement.

“Significant Disposition Payment Amount” means $10% of the net proceeds to the Company if such net proceeds are less than $120 million or $12 million if such net proceeds are greater than $120 million.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture or other entity in which such Person (a) owns, directly or indirectly, 50% or more of the outstanding voting securities or equity interests or (b) is a general partner or managing member.

“Surviving Corporation” shall mean each of the TTH Surviving Corporation and the MHI Surviving Corporation.

“Target Company Capital Stock” shall mean the TTH Capital Stock and the MHI Capital Stock.

“Target Company Revenues” shall mean for any fiscal period the combined, consolidated revenues of the Target Companies and their respective Subsidiaries, determined in accordance with GAAP as applied in the preparation of the financial statements of Parent and its consolidated Subsidiaries for the applicable fiscal period, with the following clarifications and modifications:

(a)    Revenues shall include, without limitation, all revenues generated by the Target Companies and their respective Subsidiaries from (i) securities brokerage activities, including all commission revenue, net of any rebates paid, the revenues and cost savings generated by the internalization of securities trading activities through the use of technology held by the Target Companies or any of their respective Subsidiaries to the extent such internalization is approved by Parent in its sole discretion, payments for order flow rebates received and all other revenues derived from agency trading; (ii) trading activity by the Class B members or such future classes of member interests created pursuant to the terms and subject to the conditions of clause (d) of Schedule 1.18(e), to the extent such revenues are allocated pursuant to the applicable contractual arrangements to the Target Companies or one of their respective Subsidiaries; and (iii) software and technology licensing activities derived from any technology purchased by Parent from the Target Companies or any of their respective Subsidiaries;

(b)    Revenues shall not include any revenues generated from or by Tradescape Online accounts;

(c)    Revenues shall not include any increase in revenues occurring as a result of replacing the existing SouthWest or any future clearing arrangements with an arrangement with an existing or after acquired Affiliate of Parent;

(d)    Subject to the limitations described in clause (a)(xii) above, Revenues of the Target Companies and their respective Subsidiaries shall include revenues from Persons acquired by Parent, the Target Companies or any of their respective Subsidiaries whose business or businesses will be combined with the business of the Target Companies;

(e)    The revenues of each Target Company and its Subsidiaries shall be determined on a consolidated basis, and the revenues as so consolidated of both Target Companies shall then be combined, in each case in accordance with GAAP;

(f)    Revenues shall not include any intercompany receivables (and shall not be reduced by any intercompany payables) by and among any of the Target Companies and/or any of their respective Subsidiaries;

(g)    For purposes of the Net Income computation, to the extent any Revenues or expenses would not be taxable as a result of the pass-through nature of the Person involved, all Taxes computed with respect to such Revenues and expenses during any applicable fiscal period will be computed using Parent’s effective Tax rates as applied by Parent;

(h)    Revenues shall include any amounts actually received by Parent and any of its Subsidiaries as a result of the settlement or resolution of any pending or future claims, litigations or arbitral proceedings assigned to Parent or one of its Subsidiaries by the Company, in each case net of any related costs and expenses; and

(i)    Revenues shall include any insurance proceeds with respect to any pre-Closing claim for coverage submitted to any insurer by the Company, the Target Companies and any of their respective Subsidiaries that is actually received by Parent or any of its Subsidiaries following the Closing

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind in the nature thereof (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

“Tax Return” shall mean any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax and all federal, state, local and foreign returns, reports and similar statements.

“Trading Day” means a day on which trading generally takes place on the New York Stock Exchange and on which trading in Parent Common Stock has not been halted or suspended.

“TRK” means Tanzman, Rock and Kaban, LLC, a Delaware limited liability company.

“TRK Executives” means Jonathan Tanzman, Marc Rock and Jared Kaban.

“TRK Interests” means certain rights to payment under the TRK Service Agreement and the limited liability company interests in Momentum owned by TRK and the TRK Executives.

“TRK Service Agreement” means the Service Agreement dated December 1, 1999 among Momentum, the Company, TRK and the TRK Executives.

ARTICLE XIII

MISCELLANEOUS

13.1.    Press Releases.    Except as required by law, none of the parties to this Agreement shall issue any press release or otherwise make public any information with respect to the subject matter of this Agreement nor the transactions contemplated hereby, without the prior written consent of each of the other parties to this Agreement. In the event that a public release is required to be filed or released by law, the non-releasing party shall, if reasonably practicable be provided with a reasonable opportunity to review and comment on the proposed press release or other information prior to issuance.

13.2.    Integration.    This Agreement and the agreements expressly referred to or contemplated herein set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and, except as set forth in this Agreement, such other agreements, and the Exhibits hereto, there are no representations or warranties, express or implied, made by any party to this Agreement (or any of their Affiliates) with respect to the subject matter of this Agreement. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein.

13.3.    Assignment and Binding Effect.    This Agreement may not be assigned by any party hereto without the prior written consent of the other parties. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

13.4.    Waiver.    Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof only by a written instrument duly executed by such party.

13.5.    Notices.    Any notice, request, demand, waiver, consent, approval, or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to the party personally or sent to the party by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 13.5), by reputable overnight courier service or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below.

If to Parent or a Merger Sub:

E*TRADE Group, Inc.
4500 Bohannon Drive
Menlo Park, CA 94025
Attention: Russell S. Elmer, Esq.
Facsimile No.: (650) 331-6835
Telephone No.: (650) 331-5408

with a copy to:

Clifford Chance Rogers & Wells LLP
2001 K Street, N.W.
Washington, DC 20005
Attention: John P. Ketels, Esq.
Facsimile No.: (202) 912-6000
Telephone No.: (202) 912-5000

and

Clifford Chance Rogers & Wells LLP
200 Park Avenue
New York, NY 10166
Attention: Karl A. Roessner, Esq.
Facsimile No.: (212) 878-8375
Telephone No.: (212) 878-8000

If to the Company:

Tradescape Corp.
135 East 57th Street
31st Floor
New York, NY 10022
Attn: Chief Executive Officer

with a copy to:

Wollmuth Maher & Deutsch LLP
500 Fifth Avenue, 12th Floor
New York, New York 10110
Attn: Rory M. Deutsch, Esq.

Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered.

13.6.    Amendment.    This Agreement shall not be amended, modified, revised, supplemented or terminated orally and no waiver of compliance with any provision hereof and no consent provided for herein shall be effective other than by a written instrument executed by all of the parties hereto. This Agreement may be amended upon the taking of requisite corporate action by all of the parties hereto.

13.7.    Governing Law.    THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY DELAWARE CHOICE OF LAW PRINCIPLES.

13.8.    Third Party Beneficiaries.    The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto, and their respective successors and assigns, and they shall not be construed as conferring, and are not intended to confer, any rights on any other Person.

13.9.    Severability.    If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties to the fullest extent Permitted by applicable law.

13.10.    Extensions.    At any time prior to the Effective Time, either party may by appropriate action, in writing, extend the time for compliance by or waive performance of any representation, warranty, agreement, condition or obligation of the other party.

13.11.    Section Headings; Interpretation.    All section headings are for convenience only and shall in no way modify or restrict any of the terms or provisions hereof. In this Agreement, words importing the singular shall include the plural and vice versa.

13.12.    Exhibits; Disclosure Schedule.    All Exhibits referred to herein and in the Company Disclosure Schedule are intended to be and hereby are specifically made a part of this Agreement. Each exception to a representation or warranty that is set forth in the Company Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual Section of this Agreement and, except as otherwise specifically stated with respect to such exception in such Disclosure Schedule, relates only to such Section.

13.13.    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original.

13.14.    Specific Enforcement.    Each party expressly agrees that one or more of the other parties will be irreparably damaged if this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants or conditions of this Agreement, the non-breaching party or parties shall in addition to all other remedies, be entitled to a temporary or permanent injunction, without any showing of any actual damage, or a decree for specific performance, in accordance with the provision hereof.

IN WITNESS WHEREOF, each of the parties hereto has executed, or has caused to be executed by its duly authorized representative, this Agreement as of the date first written above.

E*TRADE GROUP, INC.

/s/ JARRETT LILIEN Name: Jarrett Lilien Title: Chief Brokerage Officer

TTH ACQUISITION CORP.

/s/ RUSSELL S. ELMER Name: Russell S. Elmer Title: President and Chief Executive Officer

MHI ACQUISITION CORP.

/s/ RUSSELL S. ELMER Name: Russell S. Elmer Title: President and Chief Executive Officer

TRADESCAPE CORP.

/s/ OMAR AMANAT Name: Omar Amanat Title: Chief Executive Officer

TRADESCAPE TECHNOLOGY HOLDINGS INC.

/s/ OMAR AMANAT Name: Omar Amanat Title: President

TRADESCAPE MOMENTUM HOLDINGS INC.

/s/ OMAR AMANAT Name: Omar Amanat Title: President